FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of February 2004

ABBEY NATIONAL PLC
(Translation of registrant’s name into English)

Abbey National House, 2 Triton Square
London NW1 3AN, England
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . ..X. . . .

ABBEY

2003 PRELIMINARY FULL YEAR

FINANCIAL RESULTS

RESULTS SUMMARY
	__________________ 31 December 2003 £ m __________________	_________________ 31 December 2002 £ m _________________	________________ % change ________________
Profit / (loss) before tax

Personal Financial Services (PFS)	235	(179)
Portfolio Business Unit (PBU)	(921) ______________	(768) ______________

Statutory loss before tax (1)	(686)	(947)

Key ratios

Abbey loss per share (2)	(52.4)p	(84.8)p

Dividend per share (pence)	25.0p	25.0p	-%

Tier 1 capital ratio (%)	10.1%	9.2%	+0.9%
Equity Tier 1 capital ratio (%)	6.9%	6.4%	+0.5%

Net asset value per ordinary share (pence)	321p	384p	-16%

PFS trading data: (3)

Trading income	2,789	2,990	-7%
Trading expenses	(1,577)	(1,577)	-%
Trading provisions	(191) ______________	(194) ______________	-2% ______________
Trading profit before tax	1,021	1,219	-16%

Of which:

Banking and Savings	876	962	-9%
Investment and Protection	239	372	-36%
General Insurance	73	92	-21%
Treasury Services	140	148	-5%
Group Infrastructure	(307)	(355)	-14%

Trading earnings per share (pence) (4)	41.7p	50.6p	-18%
Trading cost: income ratio (%) (5)	56.5%	52.7%	+3.8%

PFS balance sheet

Total risk weighted assets (£ bn)	£52.2bn	£46.0bn	+13%
Net new mortgage lending (£ bn)	£9.4bn	£6.7bn	+40%
Net savings inflows (£ bn)	£1.2bn	£1.9bn	-37%

Spread

PFS Banking spread (%)	1.81%	2.03%

PBU balance sheet:

Total assets (£ bn)	£12.3bn	£60.0bn	-80%
Total risk weighted assets (£ bn)	£9.0bn	£32.7bn	-72%
Notional equity release (£ bn) (6)	£1.0bn ______________	£-bn ______________	______________

(1) 2002 statutory loss before tax has been restated by £37 million, reflecting the change in accounting policy in relation to Employee Share Option Plans, explained in the "Basis of results presentation".

(2) The PFS loss per share was (2.4) pence; PBU loss per share of (50.0) pence.

(3) In deriving the trading results, certain charges in relation to the cost programme and strategic restructuring process are excluded, as are investment variances and other specific life-related adjustments, and goodwill charges. Section 2.4 provides a breakdown of the items excluded to arrive at the 'trading performance' definition by profit and loss line.

(4) Calculated based on the trading profit before tax, assuming a 30% tax rate (2002: 30%), and after a minority interest charge of £55 million (2002: £62 million) and preference share dividend of £56 million (2002: £62 million), which excludes £4 million (2002: £nil) of redemption premium and issue cost write-downs. The statutory loss per share calculation includes the full preference dividend and actual effective tax rate.

(5) If adjusted for expenses accounted for as part of embedded value, the ratio would be 59.2% (2002: 55.7%).

(6) A detailed working of the notional equity release is contained in Section 4.1.

CHIEF EXECUTIVE'S REVIEW

Overview

At our 2002 results presentation a year ago, Abbey set out the scale of financial threats and business challenges it faced and the need for a fundamental change in strategy. The new strategy was announced, to focus solely on personal financial services (PFS) in the UK, and sell or wind down its other activities.

It has been a tough year for Abbey, but we've made a lot of progress in reducing risk, selling certain assets, re-organising the PFS business and putting foundations in place to allow Abbey to grow in the future. One year into our three-year change programme, we are on track and have met the priorities we set out 12 months ago. The task is challenging, however, as the 2003 financial results show. We are reporting a loss before tax of £686 million, albeit substantially due to the speed and success of asset and business sales in the Portfolio Business Unit (PBU).

Summary of the financial results for 2003:

  PFS trading profit before tax of £1,021 million (2002: £1,219 million); in line with guidance given at the third quarter statement in October, with the exception of a provision of £50 million described below;

  an overall Group pre-tax loss of £(686) million (2002: loss of £(947) million), consisting of:

  PFS trading profit (as above); less

  PFS 'non-trading' charges of £786 million (2002: £1,398 million). These include a £373 million life assurance provision largely relating to the pending introduction of new FSA regulations in this sector on "realistic" balance sheet reporting and related matters (as flagged in the third quarter statement); and

  Portfolio Business Unit (PBU) losses of £(921) million (2002: £(768) million); reflecting successful and rapid reduction of assets, and write-down of certain remaining assets to estimated sale values.

Other financial and business highlights include:

  an 80% reduction in PBU assets, from £60.0 billion to £12.3 billion, well ahead of plan. By the year-end, the reduction in risk weighted assets and associated losses equated to a notional equity release of approximately £1.0 billion, with an overall improvement in loan and securities loss estimates of £344 million versus the mark to market disclosures given at the start of 2003;

  the PFS banking spread narrowed to 1.81% (2002: 2.03%), with the Abbey retail spread falling from 1.79% to 1.55%, in line with previous guidance;

  gross and net mortgage lending up 32% and 40% respectively. Second half net lending market share was 10.4%, with the full year of 9.9% our highest market share in 9 years;

  further improvements in credit quality, with a 39% reduction in 3-month-plus mortgage arrears cases in 2003, with the position now better than the Council of Mortgage Lenders average;

  PFS trading costs, including costs reported as part of embedded value, down £22 million, with underlying inflation, increased pension costs, investment and business re-launch spend being offset by £126 million of cost savings in the year (£165 million on an annualised basis);

  an Equity Tier 1 ratio of 6.9% (2002: 6.4%) and Tier 1 ratio of 10.1% (2002: 9.2%), with the improvement largely due to PBU capital release. However, we are increasingly cautious about the prospects for a 'one-off' capital return to shareholders in the light of the ongoing regulatory and accounting developments as highlighted in previous statements; and

  a proposed final dividend of 16.67 pence, to give a full year dividend for 2003 of 25 pence per share, the same as the payment for 2002.

In 2004, Abbey expects a substantial recovery in total Group statutory results reflecting the anticipated reduction in PBU losses. We aim to report the first improvement in PFS revenues during the second half of 2004, but remain cautious about full year PFS trading profits. Growth prospects are expected to be held back by reduced profitability in the mortgage book as the impact of the lending mix of recent years combines with continuing redemptions to lower margins further. Since the business re-launch, steps are being taken to offset this trend, but these will take time to have a material impact. We remain confident that the major changes we are making will improve Abbey's PFS business and produce a stronger business with better potential for growth.

Financial and Business Highlights - Personal Financial Services

PFS trading profit before tax of £1,021 million (2002: £1,219 million) was down 16%, and equated to a trading earnings per share of 41.7 pence. The main drivers of the fall were:

  reduced earnings from the life assurance business, largely due to a £142 million negative swing in experience and assumption changes;

  a fall in Banking and Savings trading profit of 9% to £876 million (2002: £962 million), with lower net interest income, largely due to spread reduction;

  lower general insurance earnings of £73 million (2002: £92 million); offset by a smaller loss in Group Infrastructure of £(307) million (2002: £(355) million) due to earnings on increased capital held centrally and lower expenses, offset by a provision of £50 million relating to uncertainty about the regulatory environment for product mis-selling.

PFS statutory profit before tax was £235 million (2002: loss of £(179) million), affected by the following material charges in 2003:

  embedded value charges and rebasing in the life assurance business of £(443) million (2002: £(553) million). This includes a charge of £80 million relating to tax law changes affecting the structure of the Scottish Provident acquisition; adverse investment variances and the effects of the adoption of active embedded value accounting of £118 million; and a £373 million provision largely relating to the pending introduction of new FSA regulations in the sector on "realistic" reporting and related matters. The final impact of regulatory change on our life companies is still unclear, with scope for the final charge to be significantly higher or lower, than the provision made.

  re-organisation costs of £315 million compared to £34 million in 2002, reflecting expenses in relation to cost reduction as well as smaller one-off expenses associated with the new PFS strategy. Also included are asset write-downs of £141 million, including £69 million in the second half of the year, following the completion of the mortgage processing and general insurance joint venture reviews. The write-down has substantially reduced the amount of previously capitalised development costs in relation to these joint ventures, down to £6 million.

In terms of PFS new business flows, the highlights include:

  full year gross mortgage lending of £29.1 billion (2002: £22.1 billion) representing a market share of 10.7%, with the second half volumes up 26% on the first half. With capital repayments still slightly below natural stock share, net lending of £9.4 billion was 40% higher than 2002 (£6.7 billion), equating to a market share of 9.9%;

  total retail deposit inflows of £1.2 billion, lower than the £1.9 billion in 2002;

  bank account openings totalling 396,000 (2002: 444,000), with a total stock of accounts nearing 3.8 million and Abbey-branded in-credit balances up 23% to £4.3 billion (2002: £3.5 billion);

  growth in unsecured lending balances, which includes credit card (cahoot only), unsecured personal loans and overdrafts, by 12% to £2.9 billion (2002: £2.6 billion);

   investment product sales of £184 million (annualised equivalent) 43% lower than 2002, reflecting subdued market demand and the Abbey-specific impacts of our withdrawal from the with-profit bond market, declaration last year of a zero bonus for with-profits policyholders, and the need to substantially restructure our investment product ranges, branding and distribution. These changes are now underway;

  protection sales 12% higher than 2002 at £125 million (annualised equivalent); and

  general insurance new policy sales of 452,000, down 11% on 2002.

These new business flows are creditable given the current demands of the change programme on front line staff, but are below our future aspirations.

Strategic update - Personal Financial Services

Abbey has made significant progress against the priorities set out in February 2003.

We have introduced a new functional structure based around the customer, in addition to which, major organisational changes implemented include:

  completing the Executive Director team, with the appointment of Priscilla Vacassin (Human Resources Director), Angus Porter (Customer Propositions Director) and Tony Wyatt (Customer Operations Director); creating a Customer Board, attended by Vittorio Radice and Waheed Ali; and appointing Gerry Murphy and Geoff Cooper as Non-Executive directors, with effect from 1 January 2004;

  reviewing the next layer of management, reducing the size of this group and filling the majority of resulting vacancies including the external recruitment of new heads of advertising, compliance, risk, general insurance, corporate strategy, internal audit and branch distribution;

  undertaking a wide-ranging review of our operational activities, which has concluded to date that we will plan our operations activities around 5 key UK locations, and move work from smaller sites to larger centres. In 2003, we closed 6 operational UK sites, with a further 4 site closures already announced for this year. We have also announced the transfer of a range of administrative activities to a new site in India;

  closing the majority of our in-house active fund management business and the transfer of funds to multi-manager, aiming to deliver superior investment performance and choice for our customers; and

  reaching ongoing annualised gross cost savings of £165 million.

We have also been investing in and upgrading our IT to support the people who deal directly with customers, giving them better tools to do their job, including:

  installing new customer relationship management software, with more than 8,000 staff trained and online. By the end of the second quarter of 2004, 11,000 customer-facing staff will be using the system; and

  the replacement and upgrading of IT in the branches, covering 40,000 pieces of IT equipment (which will be complete by June 2004), putting a new telecommunications platform in our branch network, head office sites and call centres, which is faster and easier to use.

At this time last year, we highlighted the need to address recruitment and retention in some areas of the business, as well as improving and increasing numbers of customer-facing staff. To date we have:

  introduced a number of new recruitment and induction measures, with new joiner turnover in our branches and telephone centres now running significantly lower than a year ago;

  fundamentally re-organised the staffing and management of our branches. 400 customer advisers have been recruited, and the number of staff qualified to give mortgage advice has been increased by 27% over the year;

  tackled service standards in certain areas, partly through recruiting 150 staff in our banking and savings contact centres - they are now consistently achieving industry standard service levels and aiming for further improvements;

  increased training days by 38% from 2002 levels, including almost 130,000 training days in the second half of 2003 alone - double the amount in the first half; and

  launched our outreach programme, with 60 staff now actively making calls, and plans to increase capacity further in the first half of 2004.

On 24 September, we re-launched the business, clearly signalling our intent to deliver a distinctive experience to our customers, and laying out for our people the ways to make this happen. The re-launch also involved:

  a commitment to simplify and increase consistency in our core banking, mortgages and savings ranges. This has already included replacing six different current accounts with just one, grouping similar mortgages and savings accounts together, making it easier for customers to choose the right account, and the withdrawal from sale of some low paying savings accounts;

  reducing the number of brands we will use in future, uniting under the Abbey brand in most business areas. In 2004 this will mean replacing the Scottish Mutual and Scottish Provident brands for new business;

  a commitment to communicate in plain, everyday language, including a rewrite of more than 7,000 customer letters. As at 31 December, over 2,000 have been completed, covering most of our banking, savings and mortgage letters; and

  the first phase of a new advertising campaign rolled out.

The second half of the year also saw Abbey launching new and innovative products and services, including a wrap service for intermediaries, and offering all customers a multi-manager investment service both direct and through IFAs.

Strategic Update - Portfolio Business Unit

Total PBU assets of £12.3 billion are 80% lower than at the start of the year, with a corresponding decrease in risk weighted assets of 72%.

A key priority for 2003 was to tackle the level and concentration of risk in the portfolio, while bearing in mind the need to extract maximum value for our shareholders. Excellent progress has been made, partly through improvement in capital markets, but also through a well-managed disposal process. A variety of approaches have been adopted, ranging from business and asset sales to closure and wind-downs. Overall, the losses to date on the loan and debt securities portfolios have been lower than the unrealised mark to market losses reported at the outset by approximately £344 million.

The progress made gives us confidence that we can achieve a fair price in the market and complete the remainder of the plan.

Excluded from the December year end figures are agreements for the sale of a further £1.0 billion of assets, which include:

  an agreement to sell Royal Saint Georges Banque to GE Capital Bank France (GE), which has mortgage assets of £381 million; and

  an agreement to sell 77% of the remaining private equity portfolio to Coller Capital, representing £289 million of assets (net of provisions) and undrawn commitments of £162 million. No further loss is expected upon completion as the assets were written down to net realisable value prior to agreement.

In total, by the end of 2004 we hope to have reduced the portfolio down to around 10% of the original £60 billion balance. We expect most of the remaining assets at that stage to be either in workout phase, or be of a moderate credit risk.

Capital and Dividends

Capital ratios have improved strongly, reflecting the reduction in PBU risk weighted assets, to give a Tier 1 ratio of 10.1% and Equity Tier 1 of 6.9% (2002: 9.2% and 6.4% respectively).

The final dividend of 16.67 pence gives a full year dividend of 25 pence, the same as the full year 2002 payment. As previously communicated, the future level of payment will be targeted to reflect the cash earnings of the ongoing PFS business. The flat payment takes into account the pressure on earnings in 2003, the early stages of the transformation process and our view of the remaining execution challenges in PFS.

Capital release from the wind-down of the PBU is emerging ahead of our expectations as described above. As highlighted previously, the amount of capital needed by the ongoing PFS businesses will be influenced significantly by the need to retain a robust credit standing and the prospective impact of International Accounting Standards, Basel II, CP 195 and related regulatory and accounting issues.

It is our view that whilst the current ratios may appear high in relation to the PFS business as stated under existing regulatory and accounting regimes, the net effect of all regulatory and accounting changes could be meaningfully negative, leaving us increasingly cautious about the prospects for a one-off capital return to shareholders. The Life assurance charges in 2003 illustrate one of these concerns.

Priorities for the next six months

The rapid rate of change will continue, and the rollout of many initiatives started in 2003 will start to have a positive impact in the second half of 2004. We intend to make a positive impact on sales and customer retention from further improvements to accounts and services, and better marketing. Other priorities include:

  introducing the advice model, subject to FSA approval, to all our sales channels and completing the initial re-training of our customer-facing people;

  completing the installation of the new customer relationship management software, and continuing to invest in outreach operations;

  making strong progress with the rationalisation of operations and sales servicing, including the relocation of UK functions to larger sites in the UK and India;

  more customer communications written in the new style of language;

  completing the re-branding of branch fascias, and beginning a full branch refurbishment programme from mid-year;

  securing further cost savings; and

  further risk reduction and release of capital from the PBU.

We've made good progress to date, without a significant deterioration in new business and service standards, which is testament to the strength of the customer franchise and the response from our people. However, as a substantial amount of change remains to be completed, so the risk of an adverse effect on business performance remains, particularly through the first half of 2004.

Challenges ahead

We believe Abbey can stand out as different in UK personal financial services, and rebuild value for our shareholders.

The picture we faced just 12 months ago was troubling in many respects. The immediate priority we addressed was to improve risk management, and reduce credit and equity exposures to place the company on a secure basis. For PFS, 2003 has been about putting the foundations in place, and fundamentally re-engineering the business. We have to reverse years of underinvestment; we need to deal with margin pressure in the existing book; and we need to build a solid, efficient platform from which we would hope to deliver growth from the second half of 2004.

There is still a lot to do, and significant challenges to overcome. We do take comfort from the progress we have made so far. We have exceeded expectations in the pace we are exiting the PBU, with a much-needed release of capital to the company to strengthen our position. We are already three quarters of the way to exceeding the £200 million annualised cost savings target; we now expect to surpass this amount comfortably, allowing trading costs to be held broadly flat at the 2002 level over the 3 year plan period. To achieve this, we will work hard to ensure that inflationary pressures and reinvestment cost can be offset by benefits from the cost programme. If we need to reinvest beyond our current plans, we would intend this cost to be offset by targeted revenue improvements.

Given the upheaval the business has had to cope with, the trading results reported today are resilient and encouraging for the future. We are achieving record levels of mortgage new business, benefiting from further improvements in credit quality and getting to grips with the cost base.

At the same time our business is being asked to cope with an unprecedented level of regulatory change. The principles of customer fairness, transparency and protection that are central to the customer-driven regulatory agenda are entirely consistent with, and have helped to shape, Abbey's strategy, business model and brand positioning.  However, the impact on the industry and on Abbey could be significant.

One year into our three year plan we are confident and on track.  While it is difficult to predict accurately the timing and trajectory of our turnaround, we are entering the middle phase of our transformation, with the foundations substantially laid, but the results not yet visible.

Our current view does factor in further downward pressure on trading results in the first six months of 2004, largely relating to pressures in our mortgage business, whilst targeting enough success from our efforts to allow Abbey to return to growth in our PFS operations in the second half of the year. And by the end of 2004, we expect to be able to demonstrate a significant improvement to the all-round customer experience -starting to set us apart from the other banks.

Luqman Arnold

BASIS OF RESULTS PRESENTATION

Trading Performance

Following the significant strategic change announced at the 2002 full year results presentation, this report reflects the split of Abbey between the ongoing Personal Financial Services (PFS) businesses, and those being managed for exit in the Portfolio Business Unit (PBU).

Given the scale of change involved and the charges that result from restructuring, management believe that it is helpful to present the results of the ongoing PFS business on both a statutory and a 'Trading Performance' basis.

In arriving at 'Trading Performance', the impact of the following are excluded:

  embedded value charges and rebasing (including investment variances and specific life-related adjustments - refer to Section 2.4.1 for detailed analysis);

  expenses relating to the re-organisation of the PFS business (including cost programme implementation, costs associated with implementing the new strategy, and certain asset write-downs); and

  goodwill charges.

The statutory profit and loss account, which includes the above items, is provided in Section 1.1, with reconciliations between the views included throughout the report as appropriate.

This approach has been adopted to enable the reader to discern the underlying performance and trends in the ongoing PFS business, with significant items disclosed separately. It should be noted that Abbey was not managed on this basis prior to 2003, thereby reducing the usefulness of aspects of the comparisons used.

Change in accounting policy

Shares purchased through Employee Share Option Plans (ESOPs) are now taken as a deduction at cost from shareholders' equity in accordance with UITF 38, Accounting for ESOP Trusts. Previously, these were accounted for as other assets at the lower of cost and net realisable value, with any impairments being taken to the profit and loss account.

The profit and loss impact of this change in accounting policy was to decrease 2002 loss before tax by £37 million (2001: nil impact). There was no profit and loss impact in 2003.

Change in accounting estimates

During the year, the basis by which embedded value is calculated was changed from a passive to an active economic basis. This new approach involves applying actual asset mix to economic assumptions (e.g. rates of investment returns, inflation) set with reference to market conditions at the valuation date, generally resulting in more regular changes to the assumptions. Previously, long-term economic and asset allocation assumptions were set and reviewed on a less frequent basis. This complements the change 12 months ago to reporting unsmoothed results.

As this is a change in estimates, a restatement of prior periods' results is not required.

2003 Annual Report and Accounts on Form 20-F

In 2003, the US Securities and Exchange Commission (SEC) adopted Regulation G. This imposes restrictions on the presentation of financial information using headings or terms that are not in accordance with the definitions in the Generally Accepted Accounting Principles (GAAP) of the issuer's accounting jurisdiction.

As noted above the 2003 Preliminary Full Year Results has been prepared using a 'Trading Performance' basis, as well as clearly disclosing the relevant GAAP measures.

Abbey, as a foreign private issuer in the US, must comply with all SEC regulations as they apply to financial data incorporated in published documents targeted at US investors.

This trading performance basis has also been used, where appropriate, in the Annual Report and Accounts on Form 20-F. This is in line with the requirements of Regulation G, which require the Management Discussion and Analysis to be prepared on the same basis as is used for internal reporting. There is however a number of circumstances where the presentation in this document is not in accordance with Regulation G, and the presentation in the Annual Report and Accounts on Form 20-F have been adjusted accordingly.

1. GROUP SUMMARY

1.1: Summarised consolidated profit and loss account
	31 December 2003			31 December 2002
	PFS	PBU	TOTAL	PFS	PBU	TOTAL
	£ m ______	£ m ______	£ m ______	£ m ______	£ m ______	£ m ______
Net interest income	1,795	353	2,148	1,843	846	2,689
Non-interest income	615	(331)	284	617	194	811
	______	______	______	______	______	______
Total income	2,410	22	2,432	2,460	1,040	3,500

Administrative expenses	(1,842)	(284)	(2,126)	(1,611)	(344)	(1,955)
Goodwill impairment and amortisation	(28)	(10)	(38)	(811)	(391)	(1,202)
Depreciation on operating lease assets	-	(251)	(251)	(23)	(257)	(280)
Provisions for bad and doubtful debts	(210)	(264)	(474)	(150)	(364)	(514)
Provisions for contingent liabilities and commitments	(85)	(19)	(104)	(46)	(4)	(50)
Amounts written off fixed asset investments	(10)	(183)	(193)	2	(513)	(511)
	______	______	______	______	______	______
Operating profit / (loss)	235	(989)	(754)	(179)	(833)	(1,012)

Income from associated undertakings	-	12	12	-	17	17
Profit on disposal of Group undertakings	-	89	89	-	48	48
Loss on sale or termination of an operation	-	(33)	(33)	-	-	-
	______	______	______	______	______	______
Profit / (loss) on ordinary activities before tax	235 ______	(921) ______	(686) ______	(179) ______	(768) ______	(947) ______
Loss per ordinary share			(52.4)p			(84.8)p
Dividend per ordinary share			25.0p			25.0p

Equity shareholders' funds (£ m)			4,699			5,602
Net asset value per ordinary share			321p			384p

Tier 1 capital ratio			10.1%			9.2%
Equity Tier 1 capital ratio			6.9%			6.4%
Life-adjusted Equity Tier 1 capital ratio (1)			4.7%			4.6%
Closing risk weighted assets (£ bn)	52.2 ______	9.0 ______	61.2 ______	46.0 ______	32.7 ______	78.7 ______

(1) A detailed calculation is provided in Section 4.1.

Total loss before tax of £(686) million compared to £(947) million in 2002. Material movements by line include:

  net interest income of £2,148 million (2002: £2,689 million) down 20%, with lower average asset balances reflecting accelerated PBU disposals;

  non-interest income of £284 million (2002: £811 million), down 65% as a result of increased loss realisations driven from PBU asset sales;

  administrative expenses of £2,126 million (2002: £1,955 million) up 9% driven by re-organisation expenses including asset write-downs, partly offset by savings from the cost programme;

  goodwill of £38 million relates primarily to amortisation of remaining Scottish Provident goodwill, and is significantly lower than the charge in 2002 that was driven by goodwill impairments of £1,138 million;

  provisions for bad and doubtful debts of £474 million (2002: £514 million), down 8% benefiting from lower PBU related provisions given reduced asset balances;

  provisions for contingent liabilities and commitments up to £104 million (2002: £50 million) following a £50 million provision for product mis-selling exposures; and

  lower amounts written off fixed asset investments of £193 million (2002: £511 million) reflecting provisioning raised in 2002 arising from specific counterparty deterioration in the PBU, and consistent with the significant reduction in asset balances during 2003.

1.2: Personal Financial Services (PFS) trading profit before tax by business
	______________ 31 December 2003 £ m ______________	______________ 31 December 2002 £ m ______________	______________ 31 December 2001 £ m ______________
Abbey retail	858	930	985
cahoot	(15)	(25)	(63)
Cater Allen and Offshore	33 ______________	57 ______________	58 ______________
Banking and Savings	876	962	980

Scottish Mutual	50	126	143
Scottish Provident	113	48	28
Abbey National Life	79	205	202
Other	(3) ______________	(7) ______________	(5) ______________
Investment and Protection	239	372	368

General Insurance	73	92	88

Treasury Services	140	148	187

Group Infrastructure	(307) ______________	(355) ______________	(105) ______________
PFS trading profit before tax	1,021 ______________	1,219 ______________	1,518 ______________
Adjust for:
- Embedded value charges and rebasing	(443)	(553)	(407)
- Re-organisation expenses	(315)	(34)	-
- Goodwill charges	(28) ______________	(811) ______________	(36) ______________
PFS profit before tax	235 ______________	(179) ______________	1,075 ______________

PFS trading profit before tax of £1,021 million (2002: £1,219 million) was down 16%, largely reflecting reduced earnings from the life assurance businesses and a fall in net interest income in Banking and Savings.

By business, material movements include:

  Banking and Savings trading profit before tax decreased by 9% to £876 million (2002: £962 million). This is largely attributable to a fall in the interest spread, albeit this has been partially offset by increased mortgage volumes, combined with a lower provisions charge and the £10 million improvement in cahoot results;

  Investment and Protection trading profit before tax decreased to £239 million (2002: £372 million) largely due to a £142 million adverse swing in experience and assumption changes to £(58) million (2002: £84 million). Despite relatively stable margins, contribution from new business was down 15% reflecting the drop in investment business volumes. The intermediary protection business delivered a solid performance, though the 2003 result was boosted by a £25 million favourable experience variance;

  General Insurance trading profit before tax of £73 million was £19 million lower than 2002, primarily due to a reduction in retail margin following an increase in the risk premiums payable to the principal underwriter;

  trading profit before tax of Treasury Services was down 5% to £140 million (2002: £148 million), with a significantly weaker second half performance reflecting less favourable markets. The result nevertheless is strong, given the narrower PFS focus of this business than in previous years;

  Group Infrastructure trading loss before tax improved by £48 million to £(307) million (2002: £(355) million) due to increased earnings on capital held centrally and lower expenses. This has been partly offset by a provision of £50 million relating to potential product mis-selling; and

  non-trading charges totalled £(786) million (2002: £(1,398) million), comprising embedded value charges and rebasing of £(443) million (2002: £(553) million), re-organisation expenses of £(315) million (2002: £(34) million) and goodwill charges of £(28) million (2002: £(811) million). These are explained in detail in Section 2.4.

1.3: Portfolio Business Unit (PBU) profit / (loss) before tax by business
	______________ 31 December 2003 £ m ______________	______________ 31 December 2002 £ m ______________	______________ 31 December 2001 £ m ______________
Wholesale Banking excluding provisions, impairments and disposal losses	140	472	549
Provisions, impairments and disposal losses	(1,011) ______________	(902) ______________	(232) ______________
Wholesale Banking	(871)	(430)	317

First National	(50)	(254)	94
International life assurance businesses	(26)	(92)	(13)
European Banking and other	26 ______________	8 ______________	(3) ______________
PBU (loss) / profit before tax	(921)	(768)	395

PBU assets and risk weighted assets (RWAs) by business
	As at 31 December 2003		As at 31 December 2002
	Assets £ bn ______________	RWAs £ bn ______________	Assets £ bn ______________	RWAs £ bn ______________
Debt securities	1.0	0.4	32.3	11.1
Loan portfolio	2.0	1.7	8.4	7.2
Leasing businesses	4.7	3.0	5.7	3.7
Private Equity	0.4	0.3	0.8	1.1
Other	0.2 ______________	- ______________	1.4 ______________	- ______________
Wholesale Banking exit portfolios	8.3	5.4	48.6	23.1

Consumer and Retail Finance Lending	-	-	4.8	3.9
Motor and Litigation Finance	2.1 ______________	2.4 ______________	3.2 ______________	3.9 ______________
First National	2.1	2.4	8.0	7.8

European Banking and other	1.9 ______________	1.2 ______________	3.4 ______________	1.8 ______________
Total PBU	12.3 ______________	9.0 ______________	60.0 ______________	32.7 ______________

Note, the table excludes assets of the international life assurance businesses of £299 million (2002: £308 million), since they do not have an RWA equivalent.

  Total PBU assets of £12.3 billion were 80% lower than the £60.0 billion at December 2002, with a 72% reduction in risk weighted assets to £9.0 billion (2002: £32.7 billion). The accelerated wind down and sale of PBU assets has impacted earnings through early crystallisation of losses on sale, as well as reducing the pre-provision contribution to profit across all of the businesses.

  The outstanding unrealised mark to market deficit (net of provisions) on the debt securities portfolio is now nil (2002: £664 million), with the equivalent figure on the loan portfolio of £66 million (2002: £491 million). Of the improvement in the deficits since the third quarter statement, circa £152 million relates to execution and market improvements in actual or expected value, £101 million due to losses incurred on disposal and £53 million due to increased provisioning in moving certain asset values to current estimates of realisable values.

  The deficits do not cover portfolios such as leasing (including aircraft and Porterbrook) or private equity, although aircraft leasing and private equity have now been provided down to management's estimate of realisable value, including further provisions of £127 million in the fourth quarter.

  Subsequent to 31 December 2003, we reached an agreement with Coller Capital to sell 77% of the remaining private equity portfolio. The sale is subject to the approval of the general partners of the funds involved, and represents £289 million of assets (net of provisions) and undrawn commitments of £162 million. No further loss is expected on completion as the assets were written down to realisable value prior to agreement.

  The First National loss before tax reflects restructuring costs and provisioning, in particular in relation to Motor Finance that is in wind down. Losses in the international life business relate to non-recurring rationalisation costs and changes in assumptions used in the calculation of embedded value, whilst growth in profit before tax in the European banking businesses relates largely to the sale premium received for Abbey National Bank Italy. In December, an agreement (subject to approval) to sell Royal Saint Georges Banque to GE Capital Bank France (GE) was announced, relating to total mortgage assets of £381 million.

1.4: Personal Financial Services (PFS) business flows
	______________ 31 December 2003 ______________	______________ 31 December 2002 ______________	______________ 31 December 2001 ______________

Banking and Savings
Mortgages (1)
Gross mortgage lending	£29.1bn	£22.1bn	£16.8bn
Capital repayments	£19.7bn	£15.4bn	£11.7bn
Net mortgage lending	£9.4bn	£6.7bn	£5.1bn

Mortgage stock	£87.8bn	£78.4bn	£71.7bn

Of which:
- Abbey retail	£84.7bn	£75.7bn	£69.5bn
- Housing Association	£3.1bn	£2.7bn	£2.2bn

Market share - gross mortgage lending	10.7%	10.1%	10.5%
Market share - capital repayments	11.2%	11.0%	11.0%
Market share - net mortgage lending	9.9%	8.6%	9.3%
Market share - mortgage stock	11.5%	11.7%	12.1%

Retail deposits: (2)
Total net deposit flows	£1.2bn	£1.9bn	£4.6bn
Of which:
- Abbey retail	£0.4bn	£1.0bn	£1.3bn
- Other	£0.8bn	£0.9bn	£3.3bn

Deposit stock	£60.5bn	£59.3bn	£57.4bn

Of which:
- Abbey retail	£49.2bn	£48.8bn	£47.7bn
- Other	£11.3bn	£10.5bn	£9.7bn

Market share - total household deposit flows	1.6%	2.2%	7.5%
Market share - outstanding household deposits	7.1%	7.6%	8.0%

Banking
Bank account openings:
- Abbey retail	344,000	354,000	330,000
- Other	52,000 ______________	90,000 ______________	138,000 ______________
	396,000	444,000	468,000
Bank account stock:
- Abbey retail	3,335,000	3,138,000	2,923,000
- Other	443,000 ______________	447,000 ______________	411,000 ______________
	3,778,000	3,585,000	3,334,000
Bank account liability:
- Abbey retail	£4.3bn	£3.5bn	£2.7bn
- Other	£3.4bn ______________	£3.9bn ______________	£4.8bn ______________
	£7.7bn	£7.4bn	£7.5bn
Credit card openings:
- Abbey retail	215,000	216,000	162,000
- Other	36,000 ______________	48,000 ______________	45,000 ______________
	251,000	264,000	207,000
Credit card stock:
- Abbey retail	904,000	748,000	583,000
- Other	141,000 ______________	114,000 ______________	73,000 ______________
	1,045,000	862,000	656,000

	______________ 31 December 2003 ______________	______________ 31 December 2002 ______________	______________ 31 December 2001 ______________
Gross unsecured personal loan lending:
- Abbey retail	£1.0bn	£1.0bn	£1.1bn
- Other	£0.7bn ______________	£0.5bn ______________	£0.1bn ______________
	£1.7bn	£1.5bn	£1.2bn
Unsecured lending asset: (3)
- Abbey retail	£1.9bn	£2.0bn	£2.0bn
- Other	£1.0bn ______________	£0.6bn ______________	£0.2bn ______________
	£2.9bn	£2.6bn	£2.2bn

PFS bank account customer base	4.2m	4.0m	3.7m

SME account openings (net)	38,000	36,000	19,000
SME account stock	129,000	91,000	55,000
SME account liability	£3.2bn	£2.9bn	£2.3bn

Investment and Protection
Investment

New business premiums - excluding with profit bonds	£1,381m	£2,208m	£1,690m
New business premiums - value of with profit bonds (4)	£56m ______________	£208m ______________	£1,454m ______________
Total life assurance new business premiums	£1,437m	£2,416m	£3,144m

Inscape and James Hay new business	£349m ______________	£351m ______________	£126m ______________

Total investment new business	£1,786m	£2,767m	£3,270m

Annualised equivalent - excluding with profit bonds	£184m	£302m	£276m
Annualised equivalent - with profit bonds	£-m ______________	£20m ______________	£145m ______________
Total life assurance annualised equivalent	£184m	£322m	£421m

Branch and Direct - annualised equivalent	£100m	£170m	£196m
IFA - annualised equivalent	£84m ______________	£152m ______________	£225m ______________
Total life assurance annualised equivalent	£184m	£322m	£421m

Protection
Annualised equivalent	£125m	£112m	£81m

Branch and Direct - annualised equivalent	£28m	£27m	£20m
IFA - annualised equivalent	£97m ______________	£85m ______________	£61m ______________
Total protection annualised equivalent	£125m	£112m	£81m
Funds under management - life assurance	£26bn	£26bn	£20bn

	______________ 31 December 2003 ______________	______________ 31 December 2002 ______________	______________ 31 December 2001 ______________
General Insurance

New policy sales:
Building and Contents	218,000	267,000	220,000
Motor	25,000	35,000	60,000
Creditor (5)	130,000	144,000	150,000
Travel	33,000	26,000	20,000
Other (6)	46,000 ______________	35,000 ______________	8,000 ______________
	452,000	507,000	458,000

Policies in force
Building and Contents	1,233,000	1,321,000	1,325,000
Motor	68,000	107,000	132,000
Creditor (5)	295,000	296,000	282,000
Travel	8,000	7,000	6,000
Other (6)	174,000 ______________	135,000 ______________	107,000 ______________
	1,778,000	1,866,000	1,852,000

(1) Mortgage data has been adjusted for all periods to remove the impact of the disposed First National business.

(2) Deposit inflows and stock have been defined to include all (both retail household and non-household) deposits made through the branch network and remote channels in our retail orientated businesses, which are predominantly UK-based. For market share purposes only personal deposits have been used to calculate the share of 'Outstanding Household Deposits', in terms of both stock and flow, using a market size estimated from Office of National Statistics data.

(3) Unsecured lending asset comprises the sum of unsecured personal loans, credit cards (cahoot only) and overdrafts.

(4) Includes sales of the Prudential Bond for which only commission income is earned, totalling £54 million (2002: £11 million). These sales do not have an annualised equivalent.

(5) Includes Paymentcare and Unsecured Creditor products.

(6) Includes Accidental Death and Personal Accident products.

Mortgages

Full year gross mortgage lending of £29.1 billion (2002: £22.1 billion) was up 32% and represented a market share of 10.7%, with the second half up 26% on the first half. With re-mortgage activity remaining significant through the year, capital repayments increased to £19.7 billion (2002: £15.4 billion), but were still slightly below natural stock share, and a lower share in the second half of the year.

Net lending of £9.4 billion was 40% higher than 2002 (£6.7 billion), equating to a market share of 9.9%. Net lending in the second half was up 47% on the first half, and equated to around 10.4% market share.

Credit quality remains excellent, with the increased new business levels being delivered without any relaxation of lending criteria.

Retail deposits

Total retail deposit inflows of £1.2 billion were lower than the £1.9 billion in 2002, with the estimated market share of total household deposit flows also deteriorating to 1.6% from 2.2%. Inflows into Abbey-branded accounts were £0.4 billion (2002: £1.0 billion), reflecting positive inflows into the personal and business bank account ranges. In relation to savings accounts, outflows from remote access accounts have been partially offset by inflows into branch-based Flexible Saver and Branch Saver. Cash ISA sales were £1.3 billion (2002: £1.3 billion), in line with last year.

The remainder of the inflows include Abbey National Offshore, £0.5 billion, and cahoot, £0.3 billion.

Banking

Bank account openings totalled 396,000 (2002: 444,000), with a total stock of accounts nearing 3.8 million. Abbey-branded openings of 344,000 were broadly flat on 2002, with a higher proportion of youth segment openings following the re-launch of the Abbey account in September. Abbey-branded in-credit balances were up 23% to £4.3 billion (2002: £3.5 billion). Openings in cahoot and other businesses were 42% lower at 52,000 (2002: 90,000) largely due to an increased number of customers opening the cahoot savings accounts rather than the current account.

Unsecured lending balances, which incorporates credit card (cahoot only), unsecured personal loans and overdrafts, increased by 12% to £2.9 billion (2002: £2.6 billion) driven in particular by growth in cahoot unsecured personal loans. Gross unsecured personal loan new business of £1.7 billion was up 13% on 2002.

Openings of SME accounts exceeded 38,000, up 6% on 2002 levels, with balances in excess of £3 billion. Over 50% of customers now use the e-banking service, which was recently voted best small business website in a poll by "Business Money". Our estimated share of the SME market is now 4%.

Credit card openings of 251,000 were down 5% on 2002. However, total credit card stock has grown 21% and is now in excess of 1 million.

Investment and Protection

Total life assurance investment new business premiums of £1.4 billion were down 41% (2002: £2.4 billion), reflecting in part a general decline in demand due to investor nervousness about stock market conditions.

The impact on our new business flows has been more marked as a result of a previous dependence on with-profits, and subsequent withdrawal from this market and declaration of a zero bonus for with profit policyholders in 2003. In addition, in the second half of the year both our branch-based advisor and intermediary salesforces have been substantially restructured and retrained behind new offerings, with both programmes well advanced. The combination of the salesforce restructuring and the need to bring new products on line has also contributed to the year-on-year decline.

By product, the main movements include a significant fall in sales of single premium pension products in Scottish Mutual and Scottish Provident (£(0.4) billion), falls in single premium structured ISA and investment bond sales in Abbey National Life (£(0.4) billion), and the withdrawal from the with-profit bond market (£(0.2) billion).

Sales of protection products continued to grow, up 12% to £125 million (2002: £112 million).

General Insurance

General Insurance policy sales of 452,000 were down 11% on 2002, with a fall in household policy sales, only partially offset by increased sales of personal accident and accidental death policies.

The decline in household policy sales in part reflects the high proportion of mortgage lending through intermediaries, resulting in lower cross sales.

1.5: Customer information

The following measures are intended to give helpful information on key customer metrics for Abbey. In future, these will be presented semi-annually. The data at present only includes Abbey-branded products but will be extended to include the other PFS brands during 2004.

As a first step, we have presented some basic customer metrics that over time will demonstrate the impact of our new strategy. Specifically:

  to create more active customer relationships;
  to broaden and deepen these relationships; and
  to increase levels of customer satisfaction.
		______________ As at 31 December 2003 ______________
	Customer activity
1.	Total customer numbers	15.7m
2.	Active customers (1)	11.2m
3.	Customers with more than one product holding	5.4m

	Customer value
1.	Trading revenues per active customer (2)	£198
2.	Trading costs per active customer (3)	£108

	Customer satisfaction
1.	Customer satisfaction (4)	5.65

Notes

(1) The definitions of "active" depends on the nature of the product as follows:

  Mortgages, loans, investment and insurance policies, which are open;

  Savings accounts - balance of over £100 or transaction in last 6 months; and

  Abbey accounts and credit cards - balance of more than £50 or transaction in the last 3 months.

(2) Abbey-branded revenues (net of credit costs) divided by active customers.

(3) Trading costs of Abbey-branded PFS operations (including a proportion of Group Infrastructure costs, and grossed up for relevant expenses accounted for as part of embedded value) divided by active customers.

(4) Utilising Abbey's monthly customer tracking survey, undertaken by independent consultants. This represents the mean score measured on a 7-point scale where 1 is "completely dissatisfied" and 7 is "completely satisfied".

2. ANALYSIS OF KEY PERSONAL FINANCIAL SERVICES (PFS) DRIVERS

2.1: Total income

2.1.1: PFS trading income by business
	______________ 31 December 2003 £ m ______________	______________ 31 December 2002 £ m ______________	______________ 31 December 2001 £ m ______________
Abbey retail	2,009	2,082	2,096
cahoot	57	30	(6)
Cater Allen and Offshore	81 ______________	118 ______________	113 ______________
Banking and Savings	2,147	2,230	2,203

Scottish Mutual	59	129	147
Scottish Provident	114	49	28
Abbey National Life	89	216	215
Other	35 ______________	31 ______________	27 ______________
Investment and Protection	297	425	417

General Insurance	121	146	130

Treasury Services	249	258	309

Group Infrastructure	(25) ______________	(69) ______________	104 ______________
PFS trading income	2,789 ______________	2,990 ______________	3,163 ______________
Adjust for:

- Embedded value charges and rebasing (1)	(363)	(553)	(407)
- Re-organisation expenses - life assurance	(16)	-	-
- Depreciation on operating lease assets	- ______________	23 ______________	97 ______________
PFS total income	2,410 ______________	2,460 ______________	2,853 ______________

(1) The £363 million embedded value charges and rebasing does not include £80 million relating to the impact of tax law changes on the Scottish Provident acquisition structure, which are reported as provisions for bad and doubtful debts for statutory purposes.

Banking and Savings trading income was £83 million lower at £2,147 million (2002: £2,230 million). A fall in net interest income was largely due to high levels of mortgage redemptions being replaced by lower margin new business. This also contributed to a lower overall standard variable rate (SVR) asset, and more than offset the strong volume growth. Volume-driven growth in cahoot was offset by reduced income in Cater Allen and Offshore, reflecting the transfer of debt securities to the PBU in 2002 (£(12) million) and changes to the internal transfer pricing with Abbey retail (£(12) million).

Investment and Protection trading income of £297 million was 30% lower than 2002 (£425 million). The main contributor to this decrease has been the impact of experience variances and assumption changes on the life assurance businesses, which have moved from £84 million favourable in 2002 to £58 million unfavourable in 2003. This is discussed in more detail in Section 2.1.4.

In General Insurance trading income fell to £121 million (2002: £146 million) primarily reflecting an increase in the risk premiums payable to the principal underwriter, combined with a fall in policies in force.

Treasury Services trading income fell by £9 million to £249 million (2002: £258 million), largely due to the impact of reduced business opportunities resulting from the narrower PFS mandate following the PBU disposal process.

Group Infrastructure trading loss of £(25) million (2002: £(69) million) improved by £44 million, with net interest income benefiting from earnings on surplus capital arising from the continued PBU disposal process, and the non-recurrence of charges relating to intercompany funding arrangements in 2002. Trading non-interest income was negatively impacted by the non-recurrence of some disposal gains in 2002.

A breakdown of the non-trading items is provided in Section 2.4.

2.1.2: Net interest income and spread

Net interest income
	______________ 31 December 2003 £ m ______________	______________ 31 December 2002 £ m ______________	______________ 31 December 2001 £ m ______________
Banking and Savings	1,720	1,799	1,680
Investment and Protection	83	90	54
General Insurance	(5)	(3)	(4)
Treasury Services	112	132	132
Group Infrastructure	(115) ______________	(175) ______________	(43) ______________
PFS net interest income	1,795 ______________	1,843 ______________	1,819 ______________

Excluding Abbey retail, which is analysed below, net interest income improved marginally. This was driven by a reduction in Abbey National Offshore, following the sale of debt securities to the PBU, and lower earnings in Treasury Services being more than offset by higher earnings in cahoot and increased earnings on surplus capital in Group Infrastructure following the reduction in PBU assets.

PFS Banking spread
	______________ 31 December 2003 ______________	______________ 31 December 2002 ______________
Net interest income (£ m)	1,720	1,799
PFS Banking spread	1.81%	2.03%
PFS Banking margin	2.00% ______________	2.27% ______________

The PFS Banking spread has been included to show the spread of all the PFS lending and savings operations. The largest component part is Abbey retail, but it also includes Abbey-branded unsecured loans, Abbey Business, cahoot, Cater Allen Private Bank and Abbey National Offshore.

The PFS Banking spread for 2003 was 1.81%, 26 basis points higher than the Abbey retail spread, reflecting the increased proportion of higher margin unsecured lending and a higher overall proportion of deposit based funding rather than wholesale. The Abbey retail spread is effectively diluted by funding provided by subsidiaries such as Cater Allen and cahoot for which a base rate linked transfer price is paid.

The PFS Banking spread fell by 22 basis points during 2003, impacted by the trends in the Abbey retail spread outlined below, offset by growth in cahoot and Abbey Business.

Abbey retail spread
	______________ 31 December 2003 ______________	______________ 31 December 2002 ______________	______________ 31 December 2001 ______________
- Abbey retail net interest income (£ m)	1,599	1,661	1,579
- Average spread (1)	1.55%	1.79%	1.86%
- Average asset spread (2)	0.75%	0.93%	0.81%
- Average liability spread (2)	0.80%	0.86%	1.05%

- Average margin (3)	1.74% ______________	2.03% ______________	2.11% ______________

Note: Abbey retail spread and margin calculations exclude the impact of unsecured personal loans, Abbey Business and Housing Association lending.

(1) Average spread is defined as interest received (mortgage and overdraft interest less suspended interest) over average interest earning assets, less interest payable (savings and in-credit bank accounts) over interest bearing liabilities (including an element of wholesale funding).

(2) Asset and liability spreads are calculated using the third party interest payments (such as mortgage interest receivable or savings interest payable) net of relevant hedging.

(3) Average margin is defined as net interest income (less suspended interest but including a recapitalisation adjustment that equates to earnings on regulatory capital) divided by the average interest earning assets.

The Abbey retail spread of 155 basis points is 24 basis points lower than last year, with the second half spread of 150 basis points down 11 basis points on the first half of 2003. The full year fall was driven by record gross lending over the last 18 months, combined with increased redemption activity resulting in a change in the mix of the mortgage book. In addition, asset growth is being funded at higher marginal rates, in large part from wholesale sources. A narrowing of the margin of the Standard Variable Rate (SVR) asset through 2002 and 2003 has also contributed, as has the low, relatively stable base rates in terms of retail liability spread compression.

Abbey retail net interest income of £1,599 million was down 4% (2002: £1,661 million), primarily reflecting a fall in the average mortgage book margin, with high levels of redemptions and incentive period maturities being replaced by lower margin lending. The absolute fall in the level of SVR asset, combined with a narrowing of the SVR margin to realign pricing to the peer group, has also had an adverse impact. Redemption fees of £193 million (2002: £198 million), reflect lower average penalties per customer.

In 2004, a further drop in net interest income is expected. Whilst product redemption charges through the second half of 2003 were more robust than expected, a further more material decline is forecast for 2004. This reflects a higher proportion of redemptions being penalty free, as well as a further reduction in average penalties per customer given rising interest rates.

In addition, an increased proportion of mortgage incentive period maturities will revert to base-rate linked margins as opposed to a higher SVR rate - contributing to a more material fall in the absolute level of SVR asset. In contrast to our main competitors, no margin widening has been put in place (to offset the underlying mix deterioration) following the last two base rate changes. This has largely allowed realignment in our mortgage and savings pricing compared to our peer group.

Mortgage asset mix	______________ 31 December 2003 £ bn ______________	______________ 31 December 2002 £ bn ______________	______________ 31 December 2001 £ bn ______________
Incentive period
SVR linked	19	19	27
Base-rate linked	29	19	2
Fixed	13	14	15
Tied in	1 ______________	2 ______________	4 ______________
	62	54	48
Free-to-go
SVR linked	15	17	20
Base rate linked	2	1	-
Flexible	5	3	1
Other	1 ______________	1 ______________	- ______________
	23 ______________	22 ______________	21 ______________
Total mortgage asset (1)	85 ______________	76 ______________	69 ______________

(1) Quoted mortgage asset excludes £3.1 billion (2002: £2.7 billion; 2001: £2.2 billion) of Housing Association lending, consistent with the methodology used to calculate the Abbey retail spread.

A revised breakdown of the mortgage asset has been provided to allow a better understanding of the asset mix, lending trends and contractual arrangements post incentive period.

As at year end, free to go SVR of £15 billion represents 18% of the total asset. The absolute balance reduced through 2003, but in particular during the latter months as from September 2003 an increased proportion of incentive based customer loans started to mature onto base rate linked reversion products. This latter segment is broadly restricted to lending undertaken between April 2001 and August 2002.

The spread on the SVR asset to base rate at end December 2003 was 200 basis points, but on average was 7 basis points lower than in 2002.

£29 billion of the incentive period mortgage asset is now tied in to products where rates are linked directly to base rates, up from £19 billion at the previous year-end. Of the base rate linked asset still in the incentive period, approximately 40% reverts to SVR after the introductory period, a percentage that will increase in future periods given the structuring of new product lending since the second half of 2002.

Liability mix	______________ 31 December 2003 £ bn ______________	______________ 31 December 2002 £ bn ______________	______________ 31 December 2001 £ bn ______________
Banking	4.3	3.5	2.7
Remote	12.2	13.2	13.8
Fixed term and tax free savings	14.5	14.7	13.7
Branch-based deposits	15.3 ______________	15.4 ______________	15.8 ______________
Total Abbey-branded household liability (1)	46.3	46.8	46.0

Other brands (1)	14.2 ______________	12.5 ______________	11.4 ______________
Total PFS liability	60.5 ______________	59.3 ______________	57.4 ______________

(1) The split is different to that in Section 1.4 due to the treatment of Abbey Business. For consistency purposes (with the basis of calculating the Abbey retail spread), Abbey Business is excluded from Abbey-branded.

Overall, branch-based deposits have remained broadly stable at £15.3 billion. As at 31 December 2003, the average spread against base rates was 247 basis points, compared to 258 basis points at December 2002, and is largely due to margin compression as rates have fallen. In addition, changes in mix reflecting modest outflows from older branch-based accounts, offset by positive flows into new lower but still positive margin, branch-based offerings, such as Flexible Saver and Branch Saver. Current account growth has also contributed positively to the stability of branch-based balances.

Remote savings balances, including internet and postal, have reduced to £12.2 billion (2002: £13.2 billion) reflecting falls in Postal and Direct Saver. Fixed term and tax-free savings balances fell modestly, with ISA inflows partially offsetting bond and TESSA maturities.

Growth in balances outside Abbey retail relate primarily to cahoot and Abbey National Offshore.

Wholesale funding, including securitisation, now represents around 33% of the PFS funding requirement, compared to around 27% at the end of 2002. The increase in wholesale funding to support growth in mortgage lending has contributed to the narrowing of the liability spread.

2.1.3: Personal Financial Services (PFS) trading non-interest income
	______________ 31 December 2003 £ m ______________	______________ 31 December 2002 £ m ______________	______________ 31 December 2001 £ m ______________
Mortgages:
Administration, survey and legal fees	73	65	64
Application and booking fees	43	13	17
Fee income on high loan-to-value loans	55	87	102
Introducer fees payable	(20)	(17)	(43)
Other	12 ______________	3 ______________	14 ______________
	163	151	154

Savings	47	67	70

Banking:
Fees and commissions receivable	246	235	271
Fees and commissions payable	(38)	(31)	(23)
Other	9 ______________	9 ______________	51 ______________
	217 ______________	213 ______________	299 ______________
Banking and Savings	427	431	523

Investment and Protection	214	335	363

Building and contents	94	118	113
Motor	6	6	-
Creditor	24	22	18
Other	2 ______________	3 ______________	3 ______________
General Insurance	126	149	134
Treasury Services	137	126	177
Group Infrastructure	90 ______________	106 ______________	147 ______________
PFS trading non-interest income (1)	994 ______________	1,147 ______________	1,344 ______________

(1) A reconciliation to statutory non-interest income is contained in Section 2.4.4.

Total mortgage non-interest income has increased by £12 million to £163 million (2002: £151 million). Record new business levels have contributed positively, as has the mix of new business and revised charges on specific products. Remortgage activity has also increased survey fees. These improvements have been offset by reduced fee income on high loan-to-value lending, due primarily to lower levels of new business with LTV greater than 90%, and increased introducer fees payable reflecting overall lending volumes.

Savings non-interest income of £47 million (2002: £67 million) was down 30%, resulting from a fall in commissions earned on lower sales of life assurance policies.

Banking related non-interest income was £4 million higher at £217 million. Fees and commissions receivable were higher, attributable to improved credit card income, increased volumes of cahoot flexible loans and higher fees resulting from debit card transactions by Abbey customers.

Investment and Protection trading non-interest income is analysed in Section 2.1.4.

General insurance income has fallen to £126 million (2002: £149 million). Buildings and contents income has been impacted by an increase in the costs payable to the principal insurer of £18 million not passed on to customers. Reduced new business and, to a lesser extent, lower renewals have also contributed to the overall reduction in income.

Treasury Services non-interest income increased 9% to £137 million (2002: £126 million). Dealing profits were £131 million (2002: £103 million), reflecting an improvement in global trading conditions.

In Group Infrastructure, non-interest income of £90 million (2002: £106 million) fell by £16 million, reflecting the non-recurrence of one-off gains in 2002.

2.1.4: Personal Financial Services (PFS) - life assurance income
	____________________________________________________________ 31 December 2003
	______________ AN Life £ m ______________	______________ Scottish Mutual £ m ______________	______________ Scottish Provident £ m ______________	______________ Total £ m ______________
New business contribution to embedded value (EV)	21	6	18	45

Contribution from existing business to EV:
- expected return	43	128	44	215
- experience variances and changes in assumptions	(14) ______________	(69) ______________	25 ______________	(58) ______________
Increase in value of long-term assurance businesses	50	65	87	202

Non-EV earnings:
ANUTM and ANPIM contribution (1)	43	-	-	43
Other income and operating expenses	(14) ______________	(15) ______________	26 ______________	(3) ______________
Trading profit before tax	79	50	113	242
Less: Embedded value charges and rebasing	26	(207)	(262)	(443)
Less: Re-organisation expenses	- ______________	(8) ______________	(8) ______________	(16) ______________
Profit / (loss) before tax	105 ______________	(165) ______________	(157) ______________	(217) ______________
New business margin (%) (2)	46%	7%	22%	21%

	________________________________________________________________ 31 December 2002
	AN Life £ m ______________	Scottish Mutual £ m ______________	Scottish Provident £ m ______________	Total £ m ______________
New business contribution to EV	31	7	15	53

Contribution from existing business to EV:
- expected return	50	98	23	171
- experience variances and changes in assumptions	50 ______________	47 ______________	(13) ______________	84 ______________
Increase in value of long-term assurance businesses	131	152	25	308
Non-EV earnings:
ANUTM and ANPIM contribution (1)	63	-	-	63
Other income and operating expenses	11 ______________	(26) ______________	23 ______________	8 ______________
Trading profit before tax	205	126	48	379
Less: Embedded value charges and rebasing	(32) ______________	(481) ______________	(40) ______________	(553) ______________
Profit / (loss) before tax	173 ______________	(355) ______________	8 ______________	(174) ______________

New business margin (%) (2)	41%	5%	22%	19%

(1) ANUTM represents Abbey National Unit Trust Managers, while ANPIM represents Abbey National PEP and ISA Managers.

(2) New business margin is calculated as new business contribution to EV, divided by related annualised equivalent premiums for Life contracts.

Change in accounting estimates

For 2003, a change has been made to the method for setting the assumptions used in determining the value of future profits from a passive basis, whereby assumptions are based on management's assessment of long-term investment trends and intentions for asset mix, to an active basis, whereby assumptions are based on actual period-end market conditions and asset mix. The effects of this change on the current year have been included in embedded value charges and rebasing. No adjustment has been made to prior year comparatives.

New business contribution to embedded value

The decrease in Abbey National Life new business contribution is due to reduced sales of investment products, particularly with-profits bonds together with reduced profitability from protection business as a result of increased reassurance charges. Reduced sales of investment products also contributed to a reduction in new business contribution from Scottish Mutual although this is largely offset by reductions in low margin pension business. The increase from Scottish Provident is due to the increase in protection volumes partly offset by reduced profitability in the first half of the year due to increased reassurance rates.

Expected return

Expected return represents the unwind of the discount on the discounted value of future profits (DVFP), together with the return on shareholder's funds held in the long-term business fund. Overall, the expected return of £215 million (2002: £171 million) was up £44 million.

In terms of the unwind of the discount, the EV rebasing including the move to an unsmoothed methodology in 2002, involved the restating of the year end balances of the DVFP for prior years. The impact of lower balances on the unwind of the discount in 2003 was around £70 million negative, compared to £30 million negative in 2002. In 2003, this negative impact was broadly offset by new business written in 2002 increasing the opening DVFP.

The balance of the year on year increase largely relates to increased earnings on capital injections made into the long-term business fund, totalling £825 million made in Scottish Mutual in the latter half of 2002 and in early 2003 £220 million was injected into Scottish Provident.

In 2004, the underlying trends in the expected return will be adversely impacted by a lower risk discount rate, together with the impact of embedded value charges in 2003.

ANUTM and ANPIM contribution

The reduction in ANUTM and ANPIM contribution is due to lower sales volumes together with a lower margin sales mix.

Experience variances and changes in assumptions

Experience variances and changes in assumptions capture the effect in both the current year and on the discounted value of future profits, of the difference between actual experience and the assumptions built into the models for calculating the new business contribution and the expected return. However, investment variances and other one-off items are excluded. Taxation adjustments affect profit before tax as profit is calculated on a post-tax rate and then grossed up at the rate applicable to the company and type of business in question.

Experience variances and assumption changes of £(58) million (2002: £84 million) have deteriorated as follows:

	_________________________________ 31 December 2003				_________________________________ 31 December 2002
	ANL £ m ______	SMA £ m ______	SP £ m ______	Total £ m ______	ANL £ m ______	SMA £ m ______	SP £ m ______	Total £ m ______
Mortality and morbidity experience	8	(21)	23	10	41	-	1	42
Lapse experience	(8)	(23)	(16)	(47)	(5)	(7)	(2)	(14)
Expenses (over) / under run	(1)	(16)	21	4	2	3	(11)	(6)
Taxation adjustment	(10)	(16)	7	(19)	1	66	1	68
Changes to reserving and modelling methodology	3	6	(11)	(2)	4	-	14	18
Other	(6) ______	1 ______	1 ______	(4) ______	7 ______	(15) ______	(16) ______	(24) ______
Total experience variances and changes in assumptions	(14) ______	(69) ______	25 ______	(58) ______	50 ______	47 ______	(13) ______	84 ______

Mortality and morbidity experience and assumption changes of £10 million were lower than the £42 million benefit in 2002 as a result of adverse experience in the Scottish Mutual "Pegasus" products range where recent analysis has shown morbidity rates higher than assumed rates. However this has been partially offset by an improvement in mortality experience for both Scottish Provident and Abbey National Life, whereby future assumptions have been changed accordingly. 2002 included a more significant change in mortality assumptions in Abbey National Life.

Lapse experience and assumption changes of £(47) million were worse than the £(14) million in 2002 due to a general increase in lapse rates across all life companies.

Expense (over) / under run is a measure of efficiency of cost management within the funds and is impacted by sales volumes, sales mix and actual costs versus assumed. Overall the expense variance across all funds improved from a £(6) million overrun in 2002 to a £4 million underrun in 2003. This included a £21 million under run in Scottish Provident principally in relation to growth in Scottish Provident new protection business offset by a £(16) million overrun in Scottish Mutual reflecting the significant reduction in sales.

Taxation experience and assumption changes principally relate to the impact of changes to the policyholder tax rate from 22% to 20% which in effect increased the cost to the shareholder, countered by regular tax credits and the release of prior year provisions. The 2002 results included a one-off benefit in Scottish Mutual in relation to tax settlements from prior years.

Changes to reserving and modelling methodology and other relate to the impact on returns following refinements to the reserving methodology, modelling changes and the movement in provisions for any unmodelled business.

Embedded value charges and rebasing

Embedded value charges and rebasing remain high at £(443) million (2002: £(553) million). A split of this charge by type and business is contained in Section 2.4.1.

Assets under management

The table below shows the Abbey National Asset Managers' funds under management by company (including related PBU entities), and split by type of business:

_____________________________________________________________ 31 December 2003
	ANL £ bn ______________	SMA / SMI £ bn ______________	SP £ bn ______________	Total £ bn ______________
With profit fund	-	9.4	4.9	14.3
Non-profit fund	4.8 ______________	7.5 ______________	2.5 ______________	14.8 ______________
Total (1)	4.8 ______________	16.9 ______________	7.4 ______________	29.1 ______________

(1) Total funds under management are split £25.9 billion in Personal Financial Services, and £3.2 billion managed on behalf of entities within the Portfolio Business Unit.

2.2: Operating expenses

2.2.1: Personal Financial Services (PFS) trading expenses by business
	______________ 31 December 2003 £ m ______________	______________ 31 December 2002 £ m ______________	______________ 31 December 2001 £ m ______________
Abbey retail	1,041	1,002	964
cahoot	43	43	50
Cater Allen and Offshore	48 ______________	63 ______________	55 ______________
Banking and Savings	1,132	1,108	1,069

Scottish Mutual (1)	9	3	4
Scottish Provident (1)	1	1	-
Abbey National Life (1)	10	11	10
Other	38 ______________	38 ______________	32 ______________
Investment and Protection	58	53	46
General Insurance	48	54	42
Treasury Services	109	110	98
Group Infrastructure	230 ______________	252 ______________	226 ______________
PFS trading expenses	1,577 ______________	1,577 ______________	1,481 ______________

Adjust for:
- Re-organisation expenses	265	34	-
- Goodwill amortisation	18	64	36
- Goodwill impairment	10 ______________	747 ______________	- ______________
PFS expenses	1,870 ______________	2,422 ______________	1,517 ______________

(1) The quoted operating expenses for the Life Assurance businesses exclude operating expenses that are accounted for as part of embedded value and reported as non-interest income. These totalled £179 million (2002: £201 million) and are included in an analysis of expense movement in Section 2.2.3.

Banking and Savings trading expenses were up £24 million to £1,132 million (2002: £1,108 million). Increased employment costs reflected wage inflation, increased customer-facing headcount, and increased national insurance and pension costs. This, combined with marketing spend associated with the business re-launch, has more than offset cost savings in Abbey retail.

Investment and protection expenses were up £5 million to £58 million (2002: £53 million), reflecting the cost of rolling out multi-manager in Scottish Mutual, and some additional spend to support the expansion of James Hay.

General Insurance expenses of £48 million (2002: £54 million) were down £6 million largely due to a significant reduction in headcount as part of the cost reduction programme.

Trading expenses in the Treasury Services business of £109 million were flat, reflecting an increase in performance-related pay back up to market levels, offset by savings from the cost reduction programme.

In Group Infrastructure trading expenses were down 9% to £230 million (2002: £252 million) largely as a result of benefits associated with the cost reduction programme, offset by inflation and pension contribution increases, and the non-recurrence of project spend incurred in the second half of 2002.

A breakdown of the non-trading items is provided in Section 2.4.

2.2.2: Personal Financial Services trading expenses by type
	______________ 31 December 2003 £ m ______________	______________ 31 December 2002 £ m ______________	______________ 31 December 2001 £ m ______________
Salaries and other compensation payments	639	638	609
Social security costs	54	51	45
Pension costs (1)	121 ______________	81 ______________	59 ______________
Salaries and other staff costs	814	770	713

Bank, legal and professional fees	91	109	134
Advertising and marketing	91 ______________	90 ______________	85 ______________
Bank, legal, marketing and professional expenses	182	199	219
Software, computer and administration expenses	295	333	284
Premises and equipment depreciation	97	92	102
Other property and equipment expenses	189 ______________	183 ______________	163 ______________
PFS trading expenses	1,577 ________________	1,577 ________________	1,481 ________________

(1) Pension costs relate to PFS only, and do not include £12 million (2002: £11 million; 2001: £9 million) relating to the life businesses accounted for on an embedded value basis.

Total employment costs were up 6% to £814 million (2002: £770 million) comprising:

  salaries and other compensation costs broadly flat, with normal salary inflation, and recruitment into customer-facing roles in the branches and call centres being offset by headcount savings from the cost programme;

  social security costs up 6% in total, reflecting the increase in employer's contribution rate effective from April 2002; and

  an increase in pension costs of £40 million to £121 million (2002: £81 million) largely due to increased charges resulting from the pension fund deficit, as previously announced. A detailed analysis of the pension fund deficit is included in Appendix 3.

Bank, legal, marketing and professional expenses of £182 million were down 9% on last year, largely due to the non-recurrence of project spend incurred in the second half of 2002. Advertising and marketing spend was broadly flat, with a reduction in non-Abbey-branded spend being offset by increased Abbey related advertising. Expenditure on the business re-launch was £11 million covering the customer catalogue and increased communications spend. A further £6 million has been included as a non-trading charge, largely relating to day one TV and press advertising, and to a lesser extent agency fees.

Software, computer and administration expenses of £295 million (2002: £333 million) were down 11%, largely reflecting the benefits of the cost reduction programme.

Premises and equipment depreciation expenses of £97 million increased by 5%, due to increased IT costs in relation to upgrading our telecoms network, customer relationship management software and upgrades to the branch IT infrastructure.

Other property and equipment expenses were broadly flat at £189 million (2002: £183 million).

2.2.3: PFS cost base reconciliation
	______________ 31 December 2003 £ m ______________	______________ 31 December 2002 £ m ______________
PFS trading expenses	1,577	1,577
Trading expenses included in embedded value (EV)	179 ______________	201 ______________
Total PFS trading expense base (including EV expenses)	1,756	1,778

Add: Estimated savings achieved from cost programme	126 ______________	13 ______________
PFS trading expenses pre-cost savings	1,882 ____________	1,791 ____________
Estimated annualised cost savings	165 ______________	35 ______________

Pre the impact of the cost programme, trading expenses increased by £91 million, explained by:

Business as usual expense growth:
- Wage inflation	49
- Increased pensions costs	40
- Increased National Insurance	4
- Business as usual headcount growth	5
- Expensing of joint venture project costs (1)	23
- Other, including non-recurring 2002 costs (2)	(53) ______________
68
Reinvestment spend:
- Branding and communication	11
- IT rollout and training	7
- Customer-facing headcount increases	5 ______________
23 ______________
Total increase in PFS trading expenses pre-cost savings	91 ______________

(1) Represents costs in relation to joint venture projects incurred in 2003, previously being capitalised.

(2) 2002 non-recurring costs include head office relocation costs, corporate advisory fees, and integration spend relating to Scottish Provident. In addition, 2002 included 4 months relating to First National Vehicle Holdings prior to sale.

Cost programme

Of the estimated £126 million of savings reported in the period, streamlining and process re-engineering accounted for approximately £51 million, procurement related improvements £40 million, £14 million related to centralisation and £14 million of marketing and sales de-duplication savings. In total, over 1,850 roles have been removed since the start of the programme in mid-2002, with c.1,000 redundancy 'leavers' in 2003.

Total annualised savings from actions already taken are estimated to be £165 million, up from £35 million at the start of the year. The implied saving in the fourth quarter of £44 million includes approximately £8 million of savings relating to annual rebates or prior periods. Timing of recognition of these savings results in a higher fourth quarter implied run-rate than the annual £165 million run-rate achieved to date.

Cumulative implementation spend specifically relating to the cost programme to date, amounts to £182 million, including an element of empty premises provisions. The ratio of cost reduction implementation to savings is in line with previous guidance, but may increase slightly above the current run-rate due to the higher investment required to deliver remaining initiatives.

Reinvestment

Trading costs include £23 million of reinvestment spend, £11 million relating to the business re-launch, including the customer catalogue and increased campaign and communication costs across all channels. The IT rollout costs include employment costs in relation to the new CRM software and upgrade of branch IT. The customer-facing headcount costs relate to the 400 hires in the branches, 150 in call centres, and the establishment of the Outreach team.

2.2.4: PFS trading expenses and headcount by function

This analysis is included to assist the reader in understanding the cost base in the new functional divisions. The expense base includes trading expenses and embedded value expenses relating to life assurance businesses reported as part of non-interest income.

Trading expense base (including EV expenses)	______________ 12 months to 31 December 2003 £ m ______________
Customer Sales	522
Customer Propositions	95
Customer Operations	397
Human Resources	45
Information Technology	360
Treasury Services	80
Central and Group Items	257 ______________
PFS trading expense base (including EV expenses)	1,756 ______________

Headcount	______________ 31 December 2003 ______________	______________ 1 January 2003 Restated ______________
Customer Sales	11,812	11,597
Customer Propositions	368	393
Customer Operations	8,401	8,042
Human Resources	543	598
Information Technology	2,119	2,411
Treasury Services	380	549
Central	1,190 ______________	1,284 ______________
PFS total full time equivalent (FTE)	24,813 ______________	24,874 ______________

Overall PFS headcount levels have fallen slightly, with over 1,000 redundancy leavers in the period offset by recruitment into customer-facing roles as part of the re-organisation programme, including around 400 roles into the branch network and 150 into call centres. Further, we have recruited to support the launch of the outreach programme, and on a temporary basis to ensure the smooth transition in certain areas given the IT, location and structural changes being implemented. There has also been an increased focus on recruitment and retention to ensure the right staffing levels across the business, thereby improving service standards.

The headcount reported under Customer Operations includes 1,404 FTE employed as part of the EDS joint venture. Excluded from the above FTE are circa 90 roles (not on our payroll) transferred to outsourcing arrangements in India.

In the PBU, headcount was 1,083 FTE as at 31 December 2003, compared to 2,913 at the start of the year, reflecting the wind down and exit from these businesses and portfolios.

2.3: Personal Financial Services (PFS) provisions charges

2.3.1: PFS trading P&L provisions charges
	______________ 31 December 2003 £ m ______________	______________ 31 December 2002 £ m ______________	______________ 31 December 2001 £ m ______________
Mortgages	8	17	35
Unsecured personal loans	61	47	58
Credit cards	10	4	3
Banking	39	68	44
Other	12 ______________	14 ______________	9 ______________
PFS provisions for bad and doubtful debts	130	150	149

Provisions for contingent liabilities and commitments	61	46	(9)
Amounts written off fixed asset investments	- ______________	(2) ______________	24 ______________
PFS trading provisions	191 ______________	194 ______________	164 ______________
Add: Embedded value charges and rebasing (1)	80	-	-
Add: Re-organisation expenses (2)	34 ______________	- ______________	- ______________
PFS provisions	305 ______________	194 ______________	164 ______________

(1) Charge relates to the impact of tax law changes on the structure of the Scottish Provident acquisition.

(2) Includes empty premises provisions arising from the review of site locations and certain asset write-downs.

In total PFS trading provisions fell by 2% to £191 million (2002: £194 million).

PFS provisions for bad and doubtful debts of £130 million fell 13% (2002: £150 million).

The mortgage provisions charge of £8 million (2002: £17 million) benefited from an improvement in arrears, while provisions relating to unsecured personal loans grew by £14 million to £61 million due to the continued asset growth, particularly in cahoot. Banking provisions decreased to £39 million (2002: £68 million) with improved credit quality and operational controls impacting positively on arrears levels and write-offs.

Provisions for contingent liabilities and commitments of £61 million (2002: £46 million) includes £50 million relating to potential product mis-selling exposures, principally endowments.

A breakdown of the non-trading items is provided in Section 2.4.

2.3.2: Total PFS non-performing loans (NPLs)
	______________ 31 December 2003 £ m ______________	______________ 31 December 2002 £ m ______________	______________ 31 December 2001 £ m ______________
Loans provided for	175	174	258
Arrears greater than 90 days not provided	414 ______________	528 ______________	780 ______________
Total NPLs	589 ______________	702 ______________	1,038 ______________
Total loans and advances to customers (1)	75,114	66,072	60,313

Total provisions	323 ______________	292 ______________	304 ______________
NPLs as a % of loans and advances	0.78% ______________	1.06% ______________	1.72% ______________
	______________	______________	______________
Provisions as a % of NPLs	54.84% ______________	41.60% ______________	29.29% ______________

(1) The quoted loans and advances to customers are net of securitisations.

The total value of non-performing loans across all products decreased further to £589 million (2002: £702 million), benefiting from favourable market conditions, good credit control, and strong credit quality of new business being written.

As a percentage of loans and advances, non-performing loans have decreased to 0.78% (2002: 1.06%), with provision coverage of 54.84% (2002: 41.60%) - a comfortable coverage ratio given level of asset growth and quality.

2.3.3: Personal Financial Services (PFS) mortgage arrears, properties in possession and lending mix

Mortgage arrears
Cases	______________________________ 31 December 2003			______________________________ 31 December 2002
	No. cases (000) ______	% of total ______	CML industry average % ______	No. cases (000) ______	% of total ______	CML industry average % ______
1 - 2 months arrears	20.2	1.47	n/a	24.8	1.78	n/a
3 - 5 months arrears	5.5	0.40	0.49	8.7	0.63	0.59
6 - 11 months arrears	2.2	0.16	0.27	3.8	0.27	0.30
12 months + arrears	0.5 ______	0.03 ______	0.12 ______	1.0 ______	0.07 ______	0.15 ______
Value of arrears	_____________________ 31 December 2003		______________________ 31 December 2002
	£ m ________	% of total ________	£ m ________	% of total ________
1 - 2 months arrears	11.2	0.01	12.7	0.02
3 - 5 months arrears	7.5	0.01	11.2	0.01
6 - 11 months arrears	5.3	0.01	9.1	0.01
12 months + arrears	3.2 ________	- ________	6.3 ________	0.01 ________
Total arrears	27.2 ________	0.03 ________	39.3 ________	0.05 ________
Balance sheet provisions	190.1		180.7
Coverage (times)	7.0x ________		4.6x ________

Mortgage properties in possession
	_____________________________________ 31 December 2003			______________________________________ 31 December 2002
	Nos ____________	% of loans ___________	CML industry average % ____________	Nos ____________	% of loans ____________	CML industry average % ____________
No. of repossessions	1,642	0.06	0.03	2,628	0.09	0.05
No. of sales	1,736	0.06	0.04	3,028	0.11	0.06
Stock	325 ____________	0.02 ____________	0.02 ____________	419 ____________	0.03 ____________	0.02 ____________

The abbreviation CML stands for Council of Mortgage Lenders.

Arrears levels in 2003 maintained the downwards momentum of recent periods, with 3-month + arrears cases of 8,200 falling 26% from the Interim 2003 stage, and 39% from December 2002, and comprising 0.59% of the mortgage book, compared to 0.88% for the CML industry average.

By value, 3-month + arrears totalled £16 million (2002: £27 million), with provisions in place of £190 million (2002: £181 million) providing significant coverage of 7.0 times (2002: 4.6 times) on all arrears.

The number of repossessions fell significantly by 38% to 1,642 (2002: 2,628), resulting in the stock of properties in possession falling to 325 (2002: 419).

Mortgage new business credit quality
	______________ 31 December 2003 ______________	______________ 31 December 2002 ______________
Loan-to-value (LTV) analysis:
New business:
> 90%
	9%	14%
75%-90%
	28%	30%
< 75%
	63%	56%
Average
	57%	61%
Average LTV of stock (indexed)	45%	46%

New Business Profile:

First Time Buyers	17%	18%
Home Movers	33%	38%
Remortgagers	50%	44%

Average earnings multiple	2.5 ______________	2.6 ______________

Growth in the secured loan portfolio during 2003 has been achieved by continued success in the introducer channel and an increased share of the first time buyer market.

Credit quality in 2003 has improved compared with the market, as measured by CML data. In particular:

  we have a steady market share in the key secured areas: first time buyer, remortgage, switcher and loyal movers. For niche markets such as large loans, buy-to-let and commercial properties we are under-represented but are growing following the establishment of a specialised underwriting unit;

  the average LTV of new business has decreased in 2003 to 57% from 61% in 2002, driven largely by a smaller proportion of business where the LTV exceeds 90%;

   the expected arrears rates on 2003 new business, as calculated from the application scorecards, have decreased, driven by a general improvement in the quality of applicants;

  arrears in 2003 have continued to decrease, with historic lows on bad debt;

  income multiples for overall business have seen a slight decrease in 2003; and

  the percentage of remortgages with equity release has increased during 2003, although the income multiple averages for this tranche of business have decreased.

2.3.4: PFS - banking and unsecured personal loan (UPL) arrears
	______________ 31 December 2003 £ m ______________	______________ 31 December 2002 £ m ______________	______________ 31 December 2001 £ m ______________
Total banking and UPL arrears (1) (2)	146	126	174
Total banking and UPL asset	3,019	2,779	2,433
Banking and UPL arrears as a % of asset	4.8% ______________	4.5% ______________	7.2% ______________

(1) Banking arrears are defined as customers whose borrowings exceed their overdraft by over £100.

(2) UPL arrears are defined as the balances of accounts that are two or more monthly instalments in arrears.

Arrears levels have increased 16% to £146 million (2002: £126 million) driven by increases in asset levels and the growing maturity of the cahoot unsecured lending book. Abbey-branded arrears have fallen 15%.

2.3.5: Provisions for doubtful debts analysis (PFS) - balance sheet
	___________________________ 31 December 2003		____________________________ 31 December 2002
	Provisions balance £ m ______________	Balance % of loan assets ______________	Provisions balance £ m ______________	Balance % of loan assets ______________
Secured	190	0.2	181	0.2
Personal banking	42	8.2	46	9.3
Unsecured personal loans	43	2.7	45	2.2
Abbey Business	18	1.2	9	0.6
cahoot	30 ______________	3.2 ______________	8 ______________	1.3 ______________
Banking and Savings	323	0.4	289	0.4

Scottish Provident	80	6.3	-	-
Group Infrastructure	- ______________	- ______________	3 ______________	0.6 ______________
Total PFS	403 ______________	0.5 ______________	292 ______________	0.4 ______________

PFS provisions for bad and doubtful debts increased to £403 million (2002: £292 million), largely due to the £80 million charge at the interim stage in respect of the impact of tax law changes on the structure of the Scottish Provident acquisition (refer to Section 2.4).

Total provisions for bad and doubtful debts in Banking and Savings increased 12% to £323 million (2002: £289 million), driven by an increase in cahoot provisions, and reflecting volume growth across PFS in the period.

2.3.6: Provisions for doubtful debts analysis (PFS) - balance sheet reconciliation
	______________ Mortgages £ m ______________	______________ Unsecured £ m ______________	______________ Other £ m ______________	______________ Total £ m ______________
At 1 January 2003
General	171	23	9	203
Specific	10 ______________	73 ______________	6 ______________	89 ______________
Total	181	96	15	292

Transfer from P&L account	6	110	94	210
Recoveries	5	28	1	34
Irrecoverable amounts written off	(2) ______________	(117) ______________	(14) ______________	(133) ______________
At 31 December 2003	190 ______________	117 ______________	96 ______________	403 ______________
General	183	27	88	298
Specific	7 ______________	90 ______________	8 ______________	105 ______________
Total	190 ______________	117 ______________	96 ______________	403 ______________

2.4: PFS non-trading charges

2.4.1: Embedded value charges and rebasing
	_______________________________ 31 December 2003				_______________________________ 31 December 2002
	ANL £ m ______	SMA £ m ______	SP £ m ______	Total £ m ______	ANL £ m ______	SMA £ m ______	SP £ m ______	Total £ m ______
Investment assumptions and variances	26	(122)	(22)	(118)	(45)	(143)	(93)	(281)
Guaranteed liability / market value adjustments	-	57	(60)	(3)	-	(326)	-	(326)
Provision required with respect to the shareholder's liability for "realistic" balance sheet position	-	(273)	(100)	(373)	-	-	-	-
Change in equity backing assumption	-	-	-	-	(3)	(30)	(28)	(61)
Scottish Provident contingent loan provision	-	-	(80)	(80)	-	-	-	-
Other one-off adjustments	- ______	131 ______	- ______	131 ______	16 ______	18 ______	81 ______	115 ______
Total embedded value charges and rebasing	26 ______	(207) ______	(262) ______	(443) ______	(32) ______	(481) ______	(40) ______	(553) ______

Investment assumptions and variances

This consists of the adjustment to period-end market values and the results of the move to an active basis. Approximately one half of the Scottish Mutual charge of £122 million arises out of the move from assumed asset mix to actual asset mix under the new active basis of modelling described in the basis of results presentation. The adjustment to period-end market values in 2002 was driven by the significant falls in equity markets. While equity markets have improved in 2003, which has benefited Abbey National Life in particular, the fall in fixed interest prices during 2003 has had a more significant effect on Scottish Mutual and Scottish Provident.

As set out above investment assumptions have now been set on an active basis for 2003. 2002 figures have not been restated for the new treatment. Overall, the reduction in the discounted value of future profits arising from lower assumed investment returns going forward is offset by the lower risk discount rate used.

Guaranteed liability / market value adjustments

Significant provisions were made in 2002 with respect to guaranteed annuity and market value adjustment free liabilities. Hedges were also taken out to reduce the volatility of these liabilities. The credit in Scottish Mutual in 2003 represents the benefit of lower assumed bonuses (and consequently guarantee liabilities) partly offset by the effect of lower market levels when the hedges were finalised as compared to the 2002 year end position. Having made significant progress in 2002 to address the shortfall in value in relation to guaranteed annuity options (GAOs) and market value adjustments (MVAs), the £(60) million charge in Scottish Provident relates in part to other products not captured by 2002 review, together with the effect of lower market levels when the hedges were transacted.

Provision required with respect to the shareholder's liability for "realistic" balance sheet position

Provisions of £273 million and £100 million have been made with respect to potential shareholder support for the Scottish Mutual and Scottish Provident with-profit funds respectively based on the position, prior to existing capital support, expected to be shown in the "realistic" balance sheets to be prepared by 31 March 2004 as part of the new forthcoming Financial Services Authority (FSA) regulations with respect to the solvency of Life companies. These balance sheets are not yet finalised and their method of calculation remains subject to change as the FSA and the Life industry evolves its practices under the new regimes.

Early analysis of the "realistic" balance sheet position of Scottish Mutual indicates that the "realistic" position is likely to be better than shown on the statutory basis. With respect to the current assessment of Scottish Provident, there is likely to be a "realistic" balance sheet liability higher than the statutory position due to a higher assessment of guarantee costs. The provision now being made represents an initial assessment of the potential cost to Abbey's life companies of supporting the realistic liabilities. The extent of the support will depend on the final FSA position on these matters.

There remains considerable uncertainty as to the effect on the shareholder of the new regime and a significant project is underway to establish ongoing arrangements including finalising the "realistic" balance sheets and assessing how much of the cost of both supporting liabilities and any additional capital needed under the FSA's new requirements will be borne by the shareholder and policyholder respectively. Until this project is complete and agreement reached with all parties including the FSA, it is not possible to confirm the quantum of this provision. The amount being provided represents management's current estimate of the potential cost to the shareholder though it remains possible that the final cost to Abbey's life companies is higher or lower than the amount provided by a significant margin.

Abbey's life companies specific exposure reflect its expansion in the 'with-profits' arena between 1997 and 2001, and the proportion of business written with guarantees for customers. In addition, the life companies do not have a large 'orphan estate' to cushion subsequent falls in asset values.

In addition to the provision, there remains a possibility that additional capital will need to be injected, though preliminary estimates indicate that any such amount would be modest in the context of the injections made in the past two years.

It is our current intention to publish more information concerning the "realistic" balance sheets and related requirements for action once the outcome of the project mentioned above is completed.

Change in equity backing assumption

The charge of £61 million in 2002 relates to the effect on the discounted value of future profits of the reduction in the assumed equity backing ratio from 70% to 30%. The move to an active investment assumption base in 2003 means that the actual equity backing ratio is used with the effect from moving to this basis included within the investment assumptions and variances commented above.

Scottish Provident contingent loan provision

As reported at the half year, a provision of £80 million has been made with respect to tax law changes affecting the Scottish Provident contingent loan set up as part of the acquisition structure.

Other one-off adjustments

The credit in 2003 represents the grossed up value of a one-off group relief adjustment relating to the prior year.

The credit in 2002 represents the benefit of the reduced asset management costs arising from the move of responsibility for asset management of the Scottish Provident funds from Aberdeen Asset Managers to Abbey National Asset Managers. No adjustment arises from the temporary transfer of asset management responsibility to State Street Global Advisors announced early in 2004 pending the move to a multi-manager approach later this year.

2.4.2: Re-organisation expenses
	______________ 31 December 2003 £ m ______________	______________ 31 December 2002 £ m ______________	______________ 31 December 2001 £ m ______________
Cost reduction programme	(148)	(34)	-
Strategic and regulatory change	(26)	-	-
Asset write-downs	(141) ______________	- ______________	- ______________
Total re-organisation expenses	(315) ______________	(34) ______________	- ______________

Cost programme expenses of £148 million (2002: £34 million) represent the current period implementation costs of specific projects aiming to deliver in excess of £200 million annualised cost savings by 2005 - to date annualised benefits of £165 million have been achieved.

Expenses in relation to the strategic restructuring programme and regulatory change projects totalled £26 million (2002: £nil), including:

  costs in relation to implementing the new strategy, of which £6 million was business re-launch spend, with the balance including training of branch staff following the salesforce restructuring, and an element of consultancy spend; and

  costs associated with mandatory regulatory change programmes including International Accounting Standards and Basel II of £9 million. These costs are expected to be more significant in 2004.

Of the re-organisation cost before asset write-downs, £75 million relates to employment costs, of which redundancy is the largest component. The balance relates to property, IT and consultancy spend.

Asset write-down adjustments of £141 million primarily relate to the expensing of costs previously capitalised in relation to the outsourced processing platforms for mortgages and insurance. The further write-down in the second half of the year of £69 million (2003 Half 1: £72 million), represents substantially all the remaining capitalised development costs relating to joint ventures, following completion of the reviews into these projects, and marks a shift to a more conservative stance. Of the write-down in the year, £88 million related to the EDS joint venture for mortgage processing, and £36 million related to the general insurance platform development with Capita Eastgate.

2.4.3: Goodwill charges
	______________ 31 December 2003 £ m ______________	______________ 31 December 2002 £ m ______________	______________ 31 December 2001 £ m ______________
Goodwill amortisation	(18)	(64)	(36)
Goodwill impairment	(10) ______________	(747) ______________	- ______________
Total goodwill charges	(28) ______________	(811) ______________	(36) ______________

Goodwill charges of £28 million were significantly lower than 2002. The 2003 charge comprises mainly the ongoing amortisation charge in relation to Scottish Provident, while 2002 included £747 million of goodwill impairment charges relating to Scottish Provident, Abbey National Offshore and Abbey Business.

2.4.4: Reconciliation of statutory to trading profit and loss

Income
	______________ 31 December 2003 £ m ______________	______________ 31 December 2002 £ m ______________	______________ 31 December 2001 £ m ______________
Trading net interest income (1)	1,795	1,843	1,819
Statutory non-interest income (2)	615	617	1,034

Adjust for:
- Depreciation on operating lease assets	-	(23)	(97)
- Embedded value charges and rebasing	363	553	407
- Re-organisation expenses - life assurance	16 ______________	- ______________	- ______________
Trading non-interest income	994 ______________	1,147 ______________	1,344 ______________
Trading income	2,789 ______________	2,990 ______________	3,163 ______________

(1) Unaffected by the non-trading charges and therefore consistent with statutory net interest income.

(2) 2001 includes £65 million of disposal gains reported as "Profit on disposal of Group undertakings" for statutory purposes.

Expenses
	______________ 31 December 2003 £ m ______________	______________ 31 December 2002 £ m ______________	______________ 31 December 2001 £ m ______________
Total statutory expenses	1,870	2,422	1,517
Adjust for:
- Re-organisation expenses	(265)	(34)	-
- Goodwill amortisation	(18)	(64)	(36)
- Goodwill impairment	(10) ______________	(747) ______________	- ______________
Trading expenses	1,577 ______________	1,577 ______________	1,481 ______________

Provisions
	______________ 31 December 2003 £ m ______________	______________ 31 December 2002 £ m ______________	______________ 31 December 2001 £ m ______________
Provisions for bad and doubtful debts	210	150	149
Adjust for:
Embedded value charges and rebasing (3)	(80) ______________	- ______________	- ______________
Trading provisions for bad and doubtful debts	130	150	149
Provisions for contingent liabilities and commitments	85	46	(9)
Adjust for:
Re-organisation expenses	(24) ______________	- ______________	- ______________
Trading provisions for contingent liabilities & commitments	61	46	(9)

Amounts written off fixed asset investments	10	(2)	24
Adjust for:
Asset write-downs	(10) ______________	- ______________	- ______________
Trading amounts written off fixed asset investments	- ______________	(2) ______________	24 ______________
Total trading provisions	191 ______________	194 ______________	164 ______________

(3) Provision relates to the impact of tax law changes on the structure of the Scottish Provident acquisition.

3. PORTFOLIO BUSINESS UNIT (PBU)

3.1: Summarised PBU

Profit and loss
	___________ 31 December 2003 £ m ___________	___________ 31 December 2002 £ m ___________	___________ 31 December 2001 £ m ___________
Wholesale Banking excluding provisions, impairments and disposal losses	140	472	549
Provisions, impairments and disposal losses	(1,011) ___________	(902) ___________	(232) ___________

Wholesale Banking	(871)	(430)	317

First National	(50)	(254)	94
International life assurance businesses	(26)	(92)	(13)
European Banking and other	26	8	(3)
PBU (loss) / profit before tax	___________ (921) ___________	___________ (768) ___________	___________ 395 ___________

PBU assets and risk weighted assets (RWAs) by business
	______________________ As at 31 December 2003		______________________ As at 31 December 2002
	______ Assets £ bn ______	______ RWAs £ bn _____	______ Assets £ bn ______	______ RWAs £ bn _____
Wholesale Banking exit portfolios	8.3	5.4	48.6	23.1
First National (1)	2.1	2.4	8.0	7.8
European Banking and other (2)	1.9	1.2	3.4	1.8
Total PBU	______ 12.3 ______	______ 9.0 ______	______ 60.0 ______	______ 32.7 ______

(1) First National RWAs exceed the value of assets due to the regulatory treatment of the joint venture with Peugeot, whereby 100% of assets are included for regulatory purposes.

(2) The table excludes the assets of the international life assurance businesses of £299 million (2002: £308 million) since they do not have an RWA equivalent.

The accelerated wind down and sale of PBU assets has impacted earnings through the early crystallisation of losses on sale, as well as reducing the pre-provision contribution to profit across all of the businesses.

3.2: Wholesale Banking exit portfolios

3.2.1: Provisions and losses on asset disposals
	31 December 2003 _____________________________________			31 December 2002 ___________
	Disposal losses £ m ________	Provisions (1) £ m ________	Total £ m ________	Total £ m ________
Debt securities:
- Corporates	137	(5)	132	209
- High Yield	2	22	24	165
- CDOs	310	12	322	128
- Other asset backed	24	12	36	31
Loan portfolio:
- Project Finance	24	121	145	208
- Real Estate	4	3	7	-
- Other	46	33	79	-
Leasing businesses	-	64	64	38
Private Equity	64	138	202	123

Total provisions, impairments & disposal losses	____ 611 ____	____ 400 ____	_____ 1,011 _____	____ 902 ____

(1) The total provisions charge of £400 million includes impairments of operating leases of £64 million, reported on a statutory basis in depreciation of operating lease assets. Provisions charges also include a net loss on sale of assets with an existing provision, of approximately £30 million. Within general provisions, releases in relation to the sale of debt securities have been more than offset by an increased level of general provisions against the remaining loan portfolio.

The largest component of the increased total charge of £1,011 million (2002: £902 million) reflects losses arising from the disposal of the debt investment securities portfolio. Including the loan portfolio, losses are £344 million better than potential losses anticipated by the unrealised mark to market deficit disclosed as at 31 December 2002.

Of the total £400 million charge, £6 million relates to assets sold during 2003 and £394 million relating to £1.5 billion of assets still on the balance sheet as at the year end, of which £0.5 billion have been subsequently sold.

The provision charge for 2003 reflects the further deterioration of certain UK and US power exposures (included in Project Finance), in addition to stressed airline exposures (included in other asset backed securities). In addition, further provisioning in the region of £180 million was taken in the fourth quarter to write-down certain remaining assets to estimated realisable value, including debt securities, private equity and aircraft leasing.

The provision charge in relation to the leasing businesses reflects impairments of aircraft leasing, with the holding value now in line with management estimates of the realisable value in current market conditions.

The private equity total losses and provisions of £202 million reflect the 53% reduction of the portfolio in 2003, and the write-down of the residual portfolio to management's estimate of net realisable value. Since 31 December 2003, an agreement has been reached to sell the majority of the residual portfolio at this revised book value.

3.2.2: Balance sheet provisions and coverage
	________________ As at 31 December 2003 £ m ________________	________________ As at 31 December 2002 £ m ________________
Specific provisions	599	745
General provisions	173	146
Total balance sheet provisions	________________ 772 ________________	________________ 891 ________________

Total balance sheet provisions reduced to £772 million during 2003 as a result of asset disposals. Specific provisions are based on a detailed review of individual impaired assets and the write-down to fair value of the residual securities positions. The level of general provisions increased, reflecting additional loan-related general provisions partially offset by a decrease in debt securities-related general provisions. The difference between the profit and loss provision charge and balance sheet provision movement is a reflection of balance sheet provision releases following asset sales and exchange rate movements.

This is detailed in the table below:
	_________ Specific provisions £ m _________	_________ General provisions £ m _________	_________ Total provisions £ m _________
2003 opening balance	745	146	891
Profit and loss charge in 12 months to December 2003	304	32	336
Release on disposal	(411)	-	(411)
Other (including foreign exchange movements)	(39)	(5)	(44)
Closing balance as at 31 December 2003	_________ 599 _________	_________ 173 _________	_________ 772 _________

Coverage ratios
	________________ As at 31 December 2003 £ m ________________	________________ As at 31 December 2002 £ m ________________
Debt securities provided against	335	919
Specific provisions	(109)	(414)
Coverage (%)	32.5%	45.0%
Loans provided against	696	836
Specific provisions	(160)	(204)
Coverage (%)	23.0%	24.4%
Total asset provided against	1,031	1,755
Specific provisions	(269)	(618)
General provisions	(173)	(146)
Total provisions	________________ (442)	________________ (764)
Coverage (%)	42.9% ________________	43.5% ________________

The decrease in the coverage ratio for debt securities is due to asset sales. The potential loss on remaining securities positions not covered by the Newark collateralised bond obligation has been provided to current estimated market value.

Total specific provisions in the table of £269 million differ to the total on the balance sheet of £599 million, due to provisions relating to the Newark CBO and private equity.

3.2.3: Summary portfolio details
	____________________ As at 31 December 2003		____________________ As at 31 December 2002
	Assets £ bn ______	RWAs £ bn ______	Assets £ bn ______	RWAs £ bn ______
Debt securities	1.0	0.4	32.3	11.1
Loan portfolio	2.0	1.7	8.4	7.2
Leasing businesses	4.7	3.0	5.7	3.7
Private Equity	0.4	0.3	0.8	1.1
Other	0.2	-	1.4	-
Total	______ 8.3 ______	______ 5.4 ______	______ 48.6 ______	______ 23.1 ______

The Wholesale Banking exit portfolios as at 31 December 2002 included £15.3 billion of 'on balance sheet 'assets in conduit vehicles or credit enhanced structures. All such arrangements have been terminated in 2003, with the exception of the Newark collateralised bond obligation, which is discussed in more detail in Section 3.2.8.

3.2.4: Debt securities
	____________________ As at 31 December 2003		____________________ As at 31 December 2002
	Assets £ bn ______	RWAs £ bn ______	Assets £ bn ______	RWAs £ bn ______
Banks and Financial Institutions	-	-	6.5	1.5
Sovereign and Government Agencies	-	-	2.0	0.5
Corporates	0.1	0.1	6.8	5.4
Asset Backed Securities (excluding CDOs)	0.2	0.2	11.9	2.2
CDOs	-	-	4.0	1.3
High Yield (see Section 3.2.8)	0.7	0.1	1.1	0.2
Total debt securities	______ 1.0 ______	______ 0.4 ______	______ 32.3 ______	______ 11.1 ______

Mark to market (MTM) analysis
	As at 31 December 2003 £ m ________________	As at 31 December 2002 Restated £ m ________________
Debt securities and related derivatives	1,184	32,774
Less: Provisions (1)	(178)	(500)
Book value of debt securities and related derivatives	________________ 1,006 ________________	________________ 32,274 ________________
Market value of debt securities and related derivatives	1,006	31,610
Total unrealised MTM deficit on debt securities & related derivatives	________________ - ________________	________________ (664) ________________

(1) Including £178 million (2002: £414 million) of specific provisions, and £- million (2002:£86 million) of general provisions.

The decrease has been driven by sales of assets, generally at levels better than the market value at 31 December 2002. In total, asset improvement in the year was £151 million, including deterioration in certain parts of the portfolio totalling £141 million, largely relating to the aircraft asset backed securities.

Since the year-end, £162 million of debt securities have been sold, with no overall profit or loss impact.

3.2.5: Loan portfolio

	____________________ As at 31 December 2003		____________________ As at 31 December 2002
	Assets £ bn _______	RWAs £ bn _______	Assets £ bn _______	RWAs £ bn _______
Infrastructure	0.6	0.4	1.6	2.2
Project Finance:
- Real Estate	0.1	0.1	1.5	1.5
- Other	0.9	1.0	1.4	1.8
Acquisition Finance	-	-	2.1	1.3
Structured Finance lending	0.4	0.2	1.8	0.4
Total loan portfolio	_______ 2.0 _______	_______ 1.7 _______	_______ 8.4 _______	_______ 7.2 _______

The change in the loan portfolio reflected sales across all portfolios.

Mark to market (MTM) analysis
	________________ As at 31 December 2003 £ m ________________	________________ As at 31 December 2002 £ m ________________
Loan portfolio and related derivatives	2,360	8,632
Less: Provisions (1)	(333) ________________	(264) ________________
Book value of loan portfolio and related derivatives	2,027	8,368
Market value of loan portfolio and related derivatives	1,961	7,877
Total unrealised MTM deficit on loan portfolio & related derivatives	________________ (66) ________________	________________ (491) ________________

(1) Including £160 million (2002: £204 million) of specific and £173 million (2002: £60 million) of general provisions.

The mark to market table, which includes a deficit on the related derivatives, indicates the possible fair value of the portfolio assets based on current market conditions and includes an element of general risk assessment relative to net realisable value.

The fall in deficit from the 2002 year-end position of £425 million is due to a combination of asset sales, further provisioning and improvement in estimated fair value, in total, of £193 million. Power sector exposures that deteriorated in the first six months have recovered in the second half of the year.

3.2.6: Leasing

	____________________ As at 31 December 2003		____________________ As at 31 December 2002
	Assets £ bn ______	RWAs £ bn ______	Assets £ bn ______	RWAs £ bn ______
Finance leases	2.2	0.6	3.1	1.0
Operating leases	2.5	2.4	2.6	2.7
Total	______ 4.7 ______	______ 3.0 ______	______ 5.7 ______	______ 3.7 ______

The finance leasing portfolio is predominantly high quality with over 70% of exposure being to counterparties rated AA or better. The operating lease portfolio principally represents assets held in Porterbrook (£1.9 billion) and aircraft leases (£0.4 billion) portfolios. The value of the aircraft leasing business has been written down to net asset value based on current market conditions, while the value of Porterbrook has not yet been confirmed by a sales process and therefore may well differ significantly from the holding value.

3.2.7: Private equity
	As at 31 December 2003 £ m _____________________	As at 31 December 2002 £ m _____________________
Opening balance of drawdowns (net of provisions)	797	697
Drawdowns in the current period	159	311
Disposals	(445)	(88)
New provisions	(138)	(123)
Closing balance of drawdowns	_____________________ 373 _____________________	_____________________ 797 _____________________
Undrawn commitments	239 _____________________	672 _____________________

Of the drawn-down private equity portfolio after provisions, £80 million is US exposures, £37 million is direct or quoted investment, with the remainder relating to European (including UK) exposures. The reduction in undrawn commitments is principally due to sales in the period.

An agreement has been reached to sell 77% of the remaining private equity portfolio, representing £289 million of assets (net of provisions) and undrawn commitments of £162 million. No further loss is expected upon completion as the assets were written down to net realisable value prior to agreement.

The remaining £84 million of drawn assets have been written down to management's estimate of net realisable value. A further £20 million of these have been subsequently sold since the end of December.

3.2.8: Wholesale Bank credit exposure analysis

The analysis that follows defines total exposures as being net of specific provisions and includes total undrawn commitments. In total these comprise £0.6 billion and £0.2 billion respectively. In total, approximately 60% of the Wholesale exposures in the PBU have external ratings.

Credit exposures by credit rating
	As at 31 December 2003			As at 31 December 2002
	Average Exposure £ m __________	Average of Top 5 exposures (2) £ m __________	Total Exposure £ bn __________	Average Exposure £ m __________	Average of Top 5 exposures £ m __________	Total Exposure £ bn __________
AAA	25.7	87.9	0.5	31.0	338.7	15.5
AA	40.0	175.1	1.6	43.0	475.1	7.4
A	20.2	107.9	0.9	46.6	299.6	13.6
BBB	23.7 __________	141.4 __________	1.3 __________	32.1 __________	376.9 __________	8.5 __________
Total investment grade			4.3			45.0
BB	17.2	49.4	0.5	17.1	59.9	1.6
B	15.1	41.3	0.4	14.8	43.5	0.6
CCC	14.5 __________	42.1 __________	0.4 __________	13.5 __________	43.6 __________	0.6 __________
Total sub-investment grade			1.3			2.8
Equity	n/a __________	n/a __________	0.5 __________	n/a __________	n/a __________	0.9 __________
Total exposure (1)			6.1			48.7

(1) Total exposure of £6.1 billion is £2.2 billion lower than total assets of £8.3 billion. This results mainly from the exposure amounts including amounts due from leasing counterparties rather than the asset value of leasing businesses (£(1.7) billion) and the small exposure in respect of the Newark Junior note rather than the assets held within the structure (£(0.6) billion.

(2) In some instances there are now less than 5 individual counterparties. In these cases a true average is reported, which results in an apparent disconnect between the average of the Top 5 and the total exposure.

Total exposures reduced by £42.6 billion to £6.1 billion since December 2002. Significant asset reductions were evident across all ratings, with notable reductions in terms of bank exposures and asset backed and mortgage backed securities. Progress has also been made in reducing single counterparty exposures.

Sub-investment grade exposures were reduced by £1.5 billion. However, £573 million of the sub-investment grade exposures have migrated from investment grade during 2003, excluding which the underlying movement is £2.1 billion or 75%. Of the sub-investment grade exposures, 42% are accounted for by Project Finance (principally UK and US power), 15% in ABS of which over half have been sold since the year end, with the balance representing infrastructure finance, and finance and operating lease exposures.

AAA, AA and A grade by exposure type
	As at 31 December 2003		As at 31 December 2002
	Average of Top 5 exposures (1) £ m ____________	Total exposure £ bn ____________	Average of Top 5 exposures £ m ____________	Total exposure £ bn ____________
Banks and Financial Institutions	181.8	1.7	461.6	13.1
Sovereign	128.2	0.3	265.3	1.6
Corporates	95.3	0.6	186.0	2.9
Asset Finance	52.9	0.3	148.6	2.0
ABS / MBS	14.8	0.1	246.7	16.9
Total exposure		____________ 3.0 ____________		____________ 36.5 ____________

(1) In some instances there are now less than 5 individual counterparties. In these cases a true average is reported, which results in an apparent disconnect between the average of the Top 5 and the total exposure.

Exposure to AAA to A- graded investments fell by 92% to £3.0 billion, including a £16.8 billion reduction in Asset Backed and Mortgage Backed securities and a £11.4 billion reduction in outstandings to Banks and Financial Institutions. All of the remaining sovereign exposures are to either the UK or US. The largest corporate exposures relate to established oil and gas, utility and automotive corporations.

BBB grade by exposure type
	_____________________ As at 31 December 2003			_____________________ As at 31 December 2002
	Specific provisions £ m _________	Average of Top 5 exposures (1) £ m _________	Total exposure £ bn _________	Specific provisions £ m _________	Average of Top 5 exposures £ m _________	Total exposure £ bn _________
Banks and Financial Institutions	-	0.1	-	-	39.4	0.4
Sovereign	-	-	-	-	70.7	0.3
Corporates	-	10.1	0.1	-	218.8	2.3
Asset Finance	-	141.4	1.2	1	298.8	4.4
ABS / MBS	-	9.9	-	58	92.2	1.1
Total exposure	_________ - _________		_________ 1.3 _________	_________ 59 _________		_________ 8.5 _________

(1) In some instances there are now less than 5 individual counterparties. In these cases a true average is reported, which results in an apparent disconnect between the average of the Top 5 and the total exposure.

Exposures to BBB graded investments fell by 85% to £1.3 billion, including the disposal of all BBB rated sovereign exposures during the first 6 months of 2003.

Corporate exposures have fallen by 96% to £0.1 billion.

Asset Finance exposures have also fallen, by 73% to £1.2 billion, due to sales in the Project Finance and Infrastructure portfolios. The top 5 Asset Finance exposures relate to Porterbrook and UK infrastructure projects.

Credit exposures by sector
As at 31 December 2003	Specific Provisions £ m __________	Average of Top 5 exposures £ m __________	Investment Grade £ bn __________	Sub- Investment Grade £ bn __________	Total (net of provisions) £ bn __________
Banks and Financial Institutions	-	181.8	1.7	-	1.7
Sovereign	-	128.2	0.3	-	0.3
Corporates:
- Utilities, energy & natural r'ces	-	64.0	0.3	-	0.3
- Aero, defence & airlines	-	20.6	-	0.1	0.1
- Telecoms	-	-	-	-	-
- Manufacturing & transport	-	56.9	0.3	0.1	0.4
- Other	-	25.5	0.1	-	0.1
Asset Finance:
- Project Finance	155	43.4	0.1	0.6	0.7
- Property	3	45.7	0.2	0.1	0.3
- Infrastructure Finance	22	63.7	0.5	0.1	0.6
- Operating Leasing	-	132.8	0.7	0.1	0.8
ABS/MBS:
- Asset / Mortgage Backed	80	42.5	0.1	0.2	0.3
- CDOs	8	8.8	-	-	-
- Federal Agency	-	-	-	-	-
Credit exposure	__________ 268 __________		__________ 4.3 __________	__________ 1.3 __________	__________ 5.6 __________
Equity related (excl. undrawns)	331	(1)	-	0.5	0.5
Total exposure	__________ 599 __________		__________ 4.3 __________	__________ 1.8 __________	__________ 6.1 __________

As at 31 December 2002	Specific Provisions £ m __________	Average of Top 5 exposures £ m __________	Investment Grade £ bn __________	Sub- Investment Grade £ bn __________	Total (net of provisions) £ bn __________
Banks and Financial Institutions	37	461.6	13.5	0.1	13.6
Sovereign	-	308.9	1.9	-	1.9
Corporates:
- Utilities, energy & natural r'ces	40	149.6	1.0	-	1.0
- Aero, defence & airlines	-	26.0	0.1	0.1	0.2
- Telecoms	155	87.9	0.5	0.1	0.6
- Manufacturing & transport	21	210.3	1.3	0.1	1.4
- Other	5	125.7	2.2	0.9	3.1
Asset Finance:
- Project Finance	167	64.2	1.3	0.6	1.9
- Property	-	122.9	1.4	0.1	1.5
- Infrastructure Finance	-	236.5	2.9	0.2	3.1
- Operating Leasing	-	176.9	0.9	0.2	1.1
ABS/MBS:
- Asset / Mortgage Backed	76	175.5	13.4	0.3	13.7
- CDOs	62	126.8	3.8	0.1	3.9
- Federal Agency	-	251.3	0.8	-	0.8
Credit exposure	__________ 563 __________		__________ 45.0 __________	__________ 2.8 __________	__________ 47.8 __________

Equity related (excl. undrawns)	182	(1)	-	0.9	0.9
Total exposure	__________ 745 __________		__________ 45.0 __________	__________ 3.7 __________	__________ 48.7 __________

(1) Balance includes £69 million (December 2002: £55 million) specific provisions relating to the Newark collateralised bond obligations.

Additional sector analysis
Aircraft	_________________ As at 31 December 2003 £ m _________________	_________________ As at 31 December 2002 £ m _________________
IEM	174	221
Asset backed securities (ABS)	183	762
Other (including operating leases)	82	194
	_________________ 439 _________________	_________________ 1,177 _________________

Overall, aircraft exposures (net of provisions) fell by 63% to £439 million. Aircraft ABS exposures were reduced by 76% to £183 million during 2003 reflecting asset sales and additional credit provisions raised. Other aircraft exposure fell from £194 million to £82 million.

The IEM and Other credit exposures above result from exposure to lessees for the unexpired portion of the current leases. These leases are represented in the balance sheet at a net book value of £403 million after impairment charges for the year of £64 million.

Since the year-end, a further £133 million of asset backed securities have been sold.

US and UK power lending	As at 31 December 2003 £ m _________________	As at 31 December 2002 £ m _________________
UK	221	314
US	350	818
	_________________ 571 _________________	_________________ 1,132 _________________
Of which:
Power projects lending on credit watch	360 _________________	351 _________________

Within the Project Finance portfolio exposure to Power projects fell by 50% to £571 million. This included a 30% fall in UK exposure and a 57% fall in US power exposure. Specific provisions against UK and US Power projects were £80 million and £69 million respectively.

Credit exposures by region
As at 31 December 2003	_____________ Investment Grade £ bn _____________	_____________ Sub-investment Grade £ bn _____________	_____________ Total £ bn _____________
Europe	3.4	1.0	4.4
North America	0.8	0.6	1.4
Asia-Pacific	0.1	0.1	0.2
Latin America	-	0.1	0.1
Middle East	-	-	-
Total exposure	_____________ 4.3 _____________	_____________ 1.8 _____________	_____________ 6.1 _____________
As at 31 December 2002	_____________ Investment Grade £ bn _____________	_____________ Sub-investment Grade £ bn _____________	_____________ Total £ bn _____________
Europe	20.2	2.3	22.5
North America	22.0	1.2	23.2
Asia-Pacific	2.6	0.1	2.7
Latin America	-	0.1	0.1
Middle East	0.2	-	0.2
Total exposure	_____________ 45.0 _____________	_____________ 3.7 _____________	_____________ 48.7 _____________

The majority of the £42.6 billion fall in exposure during 2003 occurred in North America (£21.8 billion) and European (£18.1 billion) exposures. The fall in North American exposure is due to sales of investment securities, predominantly ABS, CDOs and corporate bonds.

In addition to sales of investment securities, the £18.1 billion fall in European exposures includes significant sales of Acquisition Finance, Project Finance, Infrastructure and Property transactions.

Exposures in the Asia-Pacific region fell 93% to £0.2 billion, with £0.7 billion of the decline being sales in sovereign debt.

Sub-investment grade credit exposure
	_____________________ As at 31 December 2003			_____________________ As at 31 December 2002
	Specific provisions £ m _________	Average of Top 5 exposures (1) £ m _________	Total exposure £ bn _________	Specific provisions £ m _________	Average of Top 5 exposures £ m _________	Total exposure £ bn _________
Banks and Financial Institutions	-	-	-	37	18.6	0.1
Corporates	-	37.0	0.2	52	50.4	1.2
Asset Finance	180	49.0	0.9	167	59.4	1.1
ABS / MBS	88	40.5	0.2	80	27.8	0.4
Credit exposure	_________ 268 _________		_________ 1.3 _________	_________ 336 _________		_________ 2.8 _________
High yield	69	-	0.1	223	38.3	0.1
Private equity (excluding undrawn)	262		0.4	127		0.8
Total exposure	_________ 599 _________		_________ 1.8 _________	_________ 686 _________		_________ 3.7 _________

(1) In some instances there are now less than 5 individual counterparties. In these cases a true average is reported, which results in an apparent disconnect between the average of the Top 5 and the total exposure.

Sub-investment grade exposures fell 51% to £1.8 billion. This was predominantly due to reduced corporate exposures, primarily driven by a £1.0 billion reduction in Corporates and a £0.2 billion reduction in Asset Backed Securities.

Excluding the effect of downward credit migration and equity positions there has been a 75% reduction in sub-investment grade exposure from £2.8 billion in December 2002 to £0.7 billion at the end of 2003. The largest remaining asset class is Asset Finance, in which the principal areas of exposure are Project Finance (£576 million), Infrastructure (£150 million) and IEM Aircraft Leasing (£120 million).

85% of £0.2 billion of ABS / MBS exposure remaining at the end of 2003 was accounted for by Aircraft ABS, of which £133 million has been sold during early 2004.

High yield securities
	____________ As at 31 December 2003 £ bn ____________	____________ As at 31 December 2002 £ bn ____________
Opening asset balance (net of provisions)	0.8	1.2
Less:
Asset disposals (net of disposals)	(0.1)	(0.3)
Additional provisions	- ____________	(0.1) ____________
High yield securities assets	0.7	0.8
Amount covered by credit protection through the Collateralised Bond Obligation	(0.6)	(0.7)
High yield securities exposure	____________ 0.1 ____________	____________ 0.1 ____________

The net exposure to the Junior Note of the Newark collateralised bond obligation is £31 million. Dependent on portfolio performance, Abbey remains liable to extra margin contribution of up to £62 million in respect of Newark.

3.3: First National
	_________________ 31 December 2003		_________________ 31 December 2002
	Assets £ bn _______	RWAs £ bn _______	Assets £ bn _______	RWAs £ bn _______
Consumer and Retail Finance Lending	-	-	4.8	3.9
Motor Finance (1)	1.8	2.1	2.9	3.6
Litigation Finance	0.3	0.3	0.3	0.3
Total First National	_______ 2.1 _______	_______ 2.4 _______	_______ 8.0 _______	_______ 7.8 _______

(1) First National RWAs exceed the value of assets due to the regulatory treatment of the joint venture with Peugeot, whereby 100% of assets are included for regulatory purposes.

The Consumer and Retail Finance businesses were sold to GE Consumer Finance in April 2003. Motor Finance is now closed to new business, with further reductions in asset balances expected over the next two years.

The loss for the year of £(50) million (2002: £(254) million) includes redundancy costs and other restructuring costs associated with the wind-down of these businesses. Litigation Finance performance has been impacted by increased provisioning levels as a result of developments in this market.

There remains a risk of further provisioning in this business, dependent on credit recovery developments.

3.4: International life assurance businesses
	________________ As at 31 December 2003 £ m ________________	________________ As at 31 December 2002 £ m ________________
Loss before tax	(26)	(92)
Embedded value asset	192	192
New business premiums	226 ________________	874 ________________

The Dublin based international life assurance businesses have now been closed to new business. The loss before tax of £(26) million (2002: £(92) million) has been impacted by non-recurring rationalisation costs and changes in assumptions used in the calculation of embedded value.  From 1 January 2005, the results of Scottish Provident Life Assurance Limited included in the table above will be reclassified to PFS since, following restructuring, the business will support ongoing PFS product offerings.

3.5: European Operations, and other
	________________ As at 31 December 2003 £ m ________________	________________ As at 31 December 2002 £ m ________________
Profit/ (loss) before tax:
- Abbey National Bank Italy	54	3
- Abbey National France	8	3
- Other	(36)	2
Profit before tax	________________ 26 ________________	________________ 8 ________________
Abbey National Bank Italy	-	1,932
Abbey National France	1,827	1,310
Other	82	200
Total assets	________________ 1,909 ________________	________________ 3,442 ________________

The profit of £26 million principally reflects the profit on the sale of Abbey National Bank Italy to UniCredito Italiano SpA on 31 December 2003. The remaining assets relate to Abbey National France, which continues to trade profitably. The agreement to sell Royal Saint George Banque announced in December 2003 is at a premium to net asset value, and is subject to regulatory and Banque de France approval. The 'other' loss represents further product related provisioning, combined with costs incurred in closing certain businesses.

4. CAPITAL DISCLOSURES

4.1: Group capital
	___________ 31 December 2003 £ m ___________	___________ 31 December 2002 £ m ___________	___________ 31 December 2001 Restated £m ___________
Balance Sheet:
Distributable reserves and shareholders' funds	4,961	6,196	7,456
Life assurance reserves - non-distributable	353	153	416
Less: Goodwill recognised (1)	(1,068) ___________	(1,277) ___________	(2,505) ___________
Equity Tier 1	4,246	5,072	5,367
Tier 1 capital instruments	1,957 ___________	2,174 ___________	1,717 ___________
Total Tier 1 capital	6,203	7,246	7,084
Undated subordinated debt	2,976	3,065	3,181
Dated subordinated debt	2,513	2,745	2,719
General provisions and other	531 ___________	394 ___________	335 ___________
Total Tier 2 capital	6,020	6,204	6,235
Less:
PFS: Investments in life assurance businesses	(3,521)	(3,384)	(3,220)
PFS: Non-life assurance businesses	(93)	(166)	(177)
PBU	(476) ___________	(807) ___________	(584) ___________
Total supervisory deductions	(4,090)	(4,357)	(3,981)
Total regulatory capital	___________ 8,133 ___________	___________ 9,093 ___________	___________ 9,338 ___________
Risk Weighted Assets:
Personal Financial Services	52,158	46,019	46,200
Portfolio Business Unit	8,997	32,686	38,258
Total Abbey risk weighted assets	___________ 61,155 ___________	___________ 78,705 ___________	___________ 84,458 ___________
Banking book	55,873	72,900	76,341
Trading book	5,282	5,805	8,117
Total Abbey risk weighted assets	___________ 61,155 ___________	___________ 78,705 ___________	___________ 84,458 ___________
Capital ratios:
Risk asset ratio (%)	13.3%	11.6%	11.1%
Tier 1 ratio (%)	10.1%	9.2%	8.4%
Equity Tier 1 ratio (%)	6.9% ___________	6.4% ___________	6.4% ___________

(1) Goodwill recognised in the table above of £1,068 million differs to that quoted on a statutory basis of £961 million, largely as it is deducted from Tier 1 in full on acquisition, whilst the statutory treatment is to amortise the charge over a number of years. The main driver of the decrease since December 2002 is the disposal of First National Bank.

Balance Sheet

As at 31 December 2003, the Equity Tier 1 ratio was 6.9%, and the Risk Asset ratio was 13.3%. The increase in the Equity Tier 1 ratio over the previous year was primarily due to the reduction in Portfolio Business Unit risk weighted assets exceeding the losses incurred in making those disposals.

Tier 1 capital decreased by £1,043 million to £6,203 million, as lower retained earnings and the redemption of $200 million tier 1 capital instruments, (reducing preference dividends by circa £4 million in 2003, and circa £10 million going forward), were only partially offset by the write back of goodwill in relation to businesses sold during the year. Tier 1 capital includes a £353 million non-distributable reserve, representing income from long-term assurance businesses recognised in the profit and loss account, but not yet distributed by the long-term assurance funds.

The £184 million decrease in Tier 2 capital was principally due to the amortisation of existing subordinated debt issues as they approach maturity, offset by a £137 million increase in general provisions and other.

Supervisory deductions primarily represent capital utilised in non-banking businesses, mainly the equity investment and retained earnings in life assurance and insurance companies. The £267 million decrease in the year largely reflects the £443 million embedded value charges and rebasing in the life business and the unwind of special purpose vehicles in the PBU, partly offset by growth in PFS life assurance operations.

Risk weighted assets (RWAs)

Personal Financial Services RWAs have increased by £6.1 billion, mainly reflecting growth in the mortgage asset net of securitisation. Treasury Services risk weighted assets increased by £0.3 billion, driven by growth in short-term trading assets. The remaining increase of £0.3 billion principally relates to unsecured lending by cahoot.

Portfolio Business Unit RWAs have decreased by £23.7 billion reflecting asset disposals and business sales.

Reconciliation of Equity Tier 1
	__________ £ m __________	__________ % __________
Equity Tier 1 as at 1 January 2003		6.4

Capital impacts:
- Loss after tax (1)	(541)	-0.7
- Write back of FNB goodwill on sale	190	+0.2
- Dividends and other (2)	(475)	-0.6
	__________ (826)	__________ -1.1
Risk weighted asset impacts:
- Personal Financial Services growth	6,139	-0.4
- Sale of First National businesses and Italian mortgage book	(5,622)	+0.4
- Wholesale Banking PBU risk weighted asset reduction	(17,588)	+1.5
- Other PBU	(479)	+0.1
	__________ (17,550)	__________ +1.6
Equity Tier 1 as at 31 December 2003		__________ 6.9 __________

(1) Loss after tax for regulatory capital purposes will differ from the statutory figures for a number of reasons. Firstly, it excludes goodwill amortisation, as goodwill is deducted from Tier 1 in full on acquisition. Further, the regulatory group structure excludes certain non-banking entities, resulting in a slightly different tax charge to that for the statutory group.

(2) Dividends and other include the net impact of ordinary dividends, preference dividends, scrip dividends and movements in minority interests (including joint ventures).

Potential impact of life assurance on Equity Tier 1

The following analysis illustrates the impact on Abbey's equity Tier 1 ratio should the investments in the long-term assurance business (per supervisory deductions) be supported by Group capital in the same proportion as its banking businesses (c.35% equity) - rather than being treated as a deduction from total capital as required by current FSA regulations.
	_____________ Balance Sheet £ m _____________	_____________ Equity Tier 1% _____________
Equity Tier 1 as reported	4,246	6.9
Less:
Illustrative equity funded element of life assurance investment (1)	(1,362)	-2.2
Banking Equity Tier 1 ratio	_____________ 2,884 _____________	_____________ 4.7 _____________

(1) Based on the total invested in life assurance businesses (both PFS and PBU) of £3,892 million.

The Banking Equity Tier 1 ratio increased to 4.7% (2002: 4.6%), primarily driven by the movements in Tier 1 capital and risk weighted assets and deductions noted above.

Potential impact of International Accounting Standards (IAS)

Abbey, in line with all companies listed in the European Union, will be required to prepare its financial statements under IAS from 1 January 2005. The standards applying from 1 January 2005 represent a significant change from UK GAAP. The effect on Abbey cannot be accurately predicted at this stage both due to the nature of the standards themselves and the number of uncertainties that remain. The principal uncertainties are:

  a number of key standards have not yet been finalised, principally those related to Life assurance (the "Insurance Phase 1" changes) and "macro hedge" accounting;

  whether the European Union adopts IAS standards on financial instruments (IAS 32 and 39) and life assurance ("Insurance Phase 1"); and

  the approach of the Financial Services Authority (FSA) towards IAS and whether the new accounting treatments will be adopted in the calculation of regulatory capital - this is yet to be published. The Inland Revenue have just begun to issue guidance in this area and the effect of their proposals is under review. The combination of these will affect both the tax charge and Abbey's accounting and regulatory equity ratios.

IAS includes a number of areas, principally financial instruments and pensions, where fair values are required to a far greater extent than before. This will create greater volatility in reported results and have an associated impact on other financial measures.

Given the level of uncertainty as set out above, the effect of IAS on Abbey cannot be quantified at this juncture. However, the key changes and their potential effect on Abbey are set out below.
Issue	Effect on financial statements

Life assurance.

Our current Abbey accounts include the embedded values of our life businesses on the balance sheet, thus recognising the discounted value of future profits (DVFP). The IAS standards for Life Assurance remain uncertain - an interim standard ("Phase 1"), is due to be released in late March 2004, prior to a comprehensive standard on life assurance being released in the future. However it is currently anticipated that any contracts that are largely investment in nature (i.e., do not contain significant insurance risk) will instead be accounted for as financial instruments under IAS 39. The split between insurance and investment products depends on the final form of the IAS insurance standards.

Whilst DVFP will no longer be recognised in respect of the investment contracts, we will be able to recognise the amortised value of deferred acquisition costs (DAC). However, the acquisition costs that are deferrable under IAS are likely to be restricted largely to initial commission, which is likely to be significantly lower in value than the current DVFP. In addition, the current element of actuarial liabilities relating to investment contracts will be replaced by the face value of units and certain guarantees and options will need to be recognised at their time value.

The IAS staff will be starting work on the Phase II project in May 2004 and are aiming to complete an exposure draft by June 2005 for adoption in 2007. This will re-examine from basics the fair value model for insurance contracts and will result in a consistent basis of reporting for insurance contracts for both insurance companies and bancassurers. It is anticipated that fair value will be based upon discounted cash flow techniques. Issues remain, inter alia, over which cash flows should be included and how the margin should be adjusted for risk.

Overall reduction in equity on initial adoption as the DVFP on investment products recognised on writing of new business is reversed out, to be recognised in future periods.

IAS39 accounting for investment products is likely to reduce profits from new business in the year in which the business is written, particularly as DVFP will no longer be recognised but replaced by DAC. There will be an offset in terms of earnings from the in-force book on which DVFP will not have been recognised in prior periods.

Issue	Effect on financial statements

Hedge Accounting

IAS39 requires derivatives to be recognised at fair value, with changes in the valuation impacting the profit and loss account, potentially resulting in significant earnings volatility. Hedge accounting permissibility is much more restricted under IAS39 than at present under UK GAAP.

Abbey's retail business currently makes extensive use of derivatives to manage interest rate risk. As many of the products reprice or mature on a behavioural rather than contractual basis, compliance with the hedge accounting rules of IAS39 is difficult. The business model is therefore being redesigned to maximise the natural offsets between assets and liabilities and design compliant hedging strategies wherever possible for the remainder.

The degree to which this is practical depends on the final form of the hedging rules (due end March 2004). Nevertheless, the objective will continue to be to provide an economic hedge for the bank's market risk exposures.

IAS39 would have a significant impact on equity and earnings if the current hedging approach and supporting processes were unchanged.

However, the proposed business model is designed to considerably reduce both the degree of equity and earnings impact, and the volatility arising from IAS39.

Treasury

Little impact anticipated as the PFS treasury business is already largely accounted for on a mark to market basis, although there are some changes to detailed valuation rules.

PBU assets are expected to be minimal by the time IAS is implemented.

Little anticipated effect.

Pensions

IAS19 is broadly consistent with the current standard, FRS 17, with the fund valuation dependent on market conditions.

In particular it is proposed that any pension scheme surplus/deficit is taken to a separate component of equity, without impacting the profit and loss account.

As with FRS17, the pension charge is likely to be slightly higher than the present SSAP24 charge.

Equity impact depends to a large extent on market conditions. On initial adoption, any deficit (or surplus) in the pension schemes will be charged (credited) to equity

Effective interest rate.

IAS39 requires the inclusion of all origination fees and related costs, including pre-payment penalties, in the calculation of the effective interest rate.

It is currently anticipated that the period over which the fees are spread is likely to be consistent with the current approach, therefore making a significant effect on earnings unlikely.

Little impact on earnings, as a reduction in fees is offset by a corresponding increase to net interest income, but effect would be more significant if the amortisation period is inconsistent with the current approach.

Provisions

IAS39 will remove the split between general and specific provisions, and only allow provisions on losses that have already been incurred, based on objective evidence of impairment. The "present value of future cash flows" concept is applicable to determine the carrying value of the asset, though allowance can still be made for portfolios of loans taken together.

Slight increase in volatility as provisions reflect the economic climate at the reporting date - could lead to lower provisions if the economic climate is benign on implementation.
Taxation Depends on both the final adjustments to IAS and the, as yet unknown, rules the Inland Revenue will apply.	Unknown

Issue	Effect on financial statements
Software capitalisation IAS38 requires the capitalisation of certain expenditure relating to software development costs.	Increase in equity on initial adoption due to an increase in capitalised assets. Little impact on income.

Assets leased to customers

IAS17 requirements in respect of the depreciation of operating lease assets appear similar to UK GAAP, but do not permit the current practice of actuarial after tax depreciation method.

As a result, the choice of permitted depreciation methods may become more limited, which may reduce the scope for applying interest methods of depreciation and require a wider use of the straight-line method.

The actual methodology is currently under debate.

The allocation of earnings to later years will result in a reduction in equity on initial adoption.

Changing to a new depreciation method will reduce earnings in the early years of the life of the operating lease, with increased earnings in later years.

In particular, this will impact the recognition of earnings from the operating leasing businesses.

Deferred taxation Under IAS 12, deferred taxation provisioning is required in respect of revalued assets.

Additional deferred taxation provisioning will be required in respect of assets revalued on acquisition. Increased provisioning for deferred taxation will result in a reduction in equity on initial adoption.

A companywide project with the objective of ensuring full compliance with IAS in 2005 is underway. Significant deliverables include making the necessary changes to reporting systems to enable compliance with IAS, identifying all required changes to accounting policies and ensuring the resultant solutions are optimal from a business and financial perspective. Key operational and control issues, as well as significant risks and uncertainties, are reported to the project steering committee on a monthly basis. Progress to date is considered satisfactory.

Potential impact of Consultation Paper 195

The FSA is due to introduce new supervision rules for all regulated business in mid-late 2004, including life companies, under a new Integrated Prudential Sourcebook (PSB) applicable from beginning 2005. This will have an impact on systems and controls as well as capital and solvency requirements.

For life companies writing with-profits business the key implications on capital requirements will arise from the need to consider the value of liabilities due to policyholders calculated on a "realistic" basis as set out under Consultation Paper 195. The "realistic" value will represent all contractual and constructive liabilities to policyholders including valuing options and guarantees such as guaranteed annuity options, which have been subject to much publicity. In addition proposals also require an appropriate risk capital margin for other risks such as credit, market and operational risk. The overall impact on life companies will depend on the nature of the products written and in particular the nature of guarantees within products. Many of these guarantees and options have been written in with-profit policies and annuities hence it is reasonable to assume that the new regime will impact negatively on those products - a view generally shared within the industry.

Abbey has set up a project to consider the implications of PSB including an assessment of the capital and operational implications for the life businesses. A detailed gap analysis has been completed to identify additional operational requirements required under the new regulations, which will be implemented throughout 2004. In line with industry best practice Abbey has developed and is refining appropriate models to determine the required level of risk based capital. This will be dependent upon Abbey's future investment strategy for the relevant funds which will continue to balance both policyholder and shareholder needs. At this stage it is difficult to quantify the final impact on risk based capital. Some uncertainties remain, arising from FSA clarifications needed and refinement of "realistic" model calculations. However, the effect of provisions made in 2002 and 2003 will mean Abbey has already made significant strides towards providing for the cost of guarantees and options on a "realistic" basis as required under the new requirements.

In addition, the FSA has published its Consultation Paper 207, Treating with-profits policyholders fairly, which sets out a wide range of proposals covering the operation of with profits funds, including the calculation of payouts on maturities and surrenders on with-profits policies. The implications of these changes are being considered as part of Abbey's overall PSB project.

Potential impact of Consultation Paper 204

Consultation Paper (CP) 204 is the FSA's interpretation of the EU Finance Group's Directive (FGD), defining the capital necessary for a financial conglomerate with operations in banking / insurance / investment services / building societies. It has particular significance for those groups operating beneath a holding company structure - which does not apply to Abbey. Overall impact for Abbey is expected to be broadly neutral, if the CP goes forward in its current form, except for one new feature relating to subsidiary Life Groups.

Life Companies must be individually capitalised to meet Minimum Solvency Requirements. Where there is a Life Holding Company (LHC) between these entities and an FSA-supervised parent bank, the solvency test for that Holding Company has traditionally been a "soft test" - i.e. providing the parent bank had sufficient surplus capital to meet any shortfall in the LHC's required solvency, that capital amount did not have to physically injected. This discretion is likely to be removed under the European drafting. Whilst this is not expected to have a material impact on Abbey, the situation will clearly require monitoring and appropriate action taken to mitigate its effect.

Potential impact of Basel II Capital Accord

The new Basel Capital Accord (Basel II) will introduce, for banks, more risk sensitive approaches for the calculation of regulatory capital for credit risks and a new approach for calculating regulatory capital for operational risks. In addition, Basel II introduces new requirements for disclosure by banks of key risk information and additional requirements relating to risk management and capital planning.

Basel II is currently expected to run in parallel with the existing supervisory regime during 2006 and should, in the UK, be implemented by the Financial Services Authority (FSA), along with the equivalent European Directive, via the Integrated Prudential Sourcebook in 2007. Basel II is due to be finalised in mid-2004, with the FSA's next consultation paper on implementation scheduled for publication in the third quarter of 2004.

A major project is underway to prepare Abbey for the new requirements and is currently on schedule to do so, assuming there are no major changes to the draft proposals. The bank's strategic aim continues to be to achieve The Advanced Internal Ratings-Based Approach for credit risks for its material portfolios and to initially adopt The Standardised Approach for operational risks, with the aim of moving to the Advanced Measurement Approach in due course. As with all users of the IRB approach, Abbey is expected to be subject to capital floors of 90% and then 80% in the first two years of implementation. This will initially limit the potential benefit to a maximum of 10% and 20% of capital requirements, as they would be calculated under current rules, in years 1 and 2 respectively.

In light of the timetable set out above, it is still not possible to be precise about the impact of Basel II on Abbey's regulatory capital ratios. However, Abbey anticipates that it will be able to provide a further update as part of its interim statement in mid-2004, with more precise information being available in early 2005. However, an indication of the potential effect of the key changes is set out below:
Issue	Capital impact

Personal Financial Services

Mortgage assets

Abbey's assets comprise mainly residential mortgages, personal loans and bank accounts and will fall within the 'retail' asset class under Basel II.

Securitisation

The securitisation proposals continue to be one of the few areas of Basel II that are still subject to a fundamental review.

The latest proposals indicate that the most aggressive approach would eliminate any favourable regulatory capital treatment derived from current securitisation programmes.

Current estimates, based on a range of assumptions relating both to levels of business and loss estimates, indicate a reduction in risk weighted assets in the region of 30% to 50%

As yet unclear, but we understand the maximum negative impact would be the equivalent of holding the assets on the balance sheet.

Issue	Capital impact

Treasury

It is possible that some or all of Abbey's remaining Banking books may be reclassified as trading.

Wholesale PBU assets are expected to be immaterial to total risk weighted assets by the end of 2006.

There is likely to be a reduction in trading book risk weighted assets.
Life assurance Capital deductions are likely to continue to be calculated on the current basis but are expected to be made from Tiers 1 and 2 in equal measure, rather than from total capital.	Expected to reduce Abbey's Tier 1 ratio

Expected / Unexpected Losses

Revised proposals on the treatment of expected and unexpected losses within the internal ratings framework for credit risks have been recently issued and are currently being reviewed.

Abbey anticipates any potential reduction in Tier 2 capital due to the exclusion of general provisions to be at least offset by the exclusion of expected losses in the IRB framework.

Operational Risk

Is a new charge with no existing equivalent. The Standardised Approach is based on gross income by business line multiplied by a factor for that business line (beta), reflecting its relative riskiness.

Abbey's operational risk charge will reflect the large proportion of gross income derived from the Retail business line, which is the least risky and attracts the lowest beta.

However, the Basel Committee plans to re-evaluate calibration, which could materially impact the regulatory capital charge under the Standardised Approach.

Pillar 2 - Supervisory review

The Basel Committee has recently sought to clarify the purpose of Pillar 2 supervisory review of capital. However, the FSA is yet to clarify how it proposes to satisfy itself with, and then respond to, a bank's approach to Pillar 2.

There is continuing uncertainty over its regulatory capital impact, if any.

Portfolio Business Unit (PBU) - notional equity release
	________ Assets £ bn ________	________ RWAs £ bn ________
Balance as at 31 December 2002	60.0	32.7
Balance as at 31 December 2003	12.3	9.0
Movement	________ 47.7	________ 23.7
Gross notional equity release @ equity Tier 1 ratio of 6.4% (1)		£1.5bn
Plus: Impact of First National sale (2)		£0.2bn
Less: Other PBU losses after tax (3)		£(0.7)bn
Net notional equity release		________ £1.0bn ________

(1) Abbey reported equity Tier 1 ratio as at 31 December 2002

(2) Represents goodwill no longer deducted from capital.

(3) The effective tax rate for 2003 for the PBU is 21.4%, reflecting non-allowable tax as explained in Section 5.7.

The table above provides an indicative calculation of the equity released to the centre through the PBU wind-down process.

The 2003 equity release is estimated at £1.0 billion, with the positive impact of reductions in risk weighted assets and premiums on business sales partially offset by disposal losses incurred.

Expectations on future losses on the residual debt security and loan portfolios are contained in the mark to market disclosures in sections 3.2.4 and 3.2.5 respectively. In addition, the capital release does not reflect potential gains or losses from other companies such as Porterbrook and the French mortgage business, but is after provisions against remaining aircraft leasing and private equity positions, which reduced book value down to management's estimate of realisable value in current market conditions.

In 2004, lower asset levels and restructuring charges will further reduce pre-provision profits going forward.

4.2: Life assurance capital

Value of long-term assurance business
	________________ As at 31 December 2003 £ m ________________	________________ As at 31 December 2002 £ m ________________
Discounted value of future profits	1,171	1,209
Net assets held by long-term assurance funds	1,101	1,107
Embedded value of the long-term assurance business	________________ 2,272	________________ 2,316
Contingent loans to Scottish Provident's with profits sub fund (1)	538	619
Total value of long-term assurance business	________________ 2,810	________________ 2,935
Contingent loan to Scottish Mutual	500	500
Other net assets of shareholder's funds	582	348
Total invested in Life Assurance businesses	________________ 3,892 ________________	________________ 3,783 ________________

(1) The Scottish Provident with profits fund has a liability to repay a debt to the Group in respect of a contingent loan established as part of the de-mutualisation scheme. A condition of the arrangement is that the surplus emerging on the non-participating fund accrues to the benefit of the with profits fund until such time as the obligations under the loan are fully discharged; and that recourse for repayments on the loan is restricted to the surplus emerging on the Scottish Provident non-participating fund. The carrying value of the debt is covered by the current value of the future earnings on the non-participating fund.

The embedded value of the long-term assurance business is made up of two elements - the discounted value of future profits and the net assets held by the long-term assurance funds. In overall terms, it has fallen as a result of the embedded charges and rebasing, including £373 million relating to the pending introduction of new FSA regulations in the life industry on 'realistic' reporting and related matters.

The discounted value of future profits element represents the present value of the surplus expected to emerge in the future from the business in force. This has fallen over the period due to the low levels of new business written in the year and also because of the adoption of more conservative assumptions at the year-end under the active basis.

The net assets held by the long-term assurance funds represent Abbey's shareholder's interest in the surplus retained within the long-term fund. This balance is essentially the retained profits of the fund plus capital injected. Although Abbey has made significant injections into the funds, it has remained broadly flat due to the loss incurred in the year.

The movement in the Scottish Provident contingent loan balances is due to an £80 million provision for changes in tax law relating to the acquisition structure. The closing balance now consists of two loans as during the year the surplus transferred to the with profits fund from the non-participating fund totalled £215 million. This replaces part of the existing contingent loan of £215 million with an equal contingent amount.

During 2001 Scottish Mutual received capital support from the Group in the form of a contingent loan of £500 million.

Other net assets of shareholder's funds represent Abbey's interest in the assets of the life companies held outside the long-term funds. It includes unpaid interest on the Scottish Provident and Scottish Mutual contingent loans of £80 million and £75 million respectively.
Movements in embedded value of the long-term assurance business	______ £ m ______
Opening value as at 1 January - as previously stated	2,316
Transfers (to) / from shareholder's funds	10
Increase in value of the long-term assurance business after tax	110
Investment variances and other adjustments	(369)
Capital injections from Abbey	250
Dividends paid to Abbey	(45)
Closing value as at 31 December 2003	______ 2,272 ______

The increase in the value of long-term business of £161 million pre-tax (£110 million after tax) is achieved through ongoing management of the existing business and writing new business, and represents the value added before consideration of market movements. This includes the PFS portion of embedded value profit - £186 million pre tax (includes £16 million of re-organisation costs not included in the trading result of £202 million), and £134 million after tax.

The investment variances and other adjustments of £363 million pre-tax (£369 million after tax) relate to the adjustments to period-end market values and guaranteed liabilities / market value adjustments discussed in Section 2.4, but exclude the Scottish Provident contingent loan provision of £80 million. During 2003, injections into the long-term funds included £220 million to Scottish Provident, in three separate tranches (£120 million in January 2003, £25 million and £75 million in March 2003) and £30 million to Scottish Mutual in July 2003. Abbey National Life repaid £45 million from the long-term fund in March 2003.

Life assurance cash flows
	_________________ As at 31 December 2003 £ m _________________	_________________ As at 31 December 2002 £ m _________________
Injections made	343	917
Dividends and interest paid to Group	(181)	(51)
Net cash flows from Group	_________________ 162 _________________	_________________ 866 _________________

In total, including the shareholder fund, injections totalled £343 million, with £181 million dividends paid back to the centre. In March 2003, injections into the Abbey National Life shareholder fund totalled £90 million while dividends out of the Abbey National Life shareholder's fund totalled £135 million (in addition to the £45 million in dividends discussed above). A dividend of £1 million was also paid to Abbey in February 2003 by Scottish Mutual International Fund Managers. Also, during July 2003, Scottish Mutual received a capital injection of £30 million into its long-term fund and in July and December £1.75 million and £1 million respectively was paid into Abbey National Asset Managers.

Intercompany flows to and from Group incurred during the general course of business, such as centrally based IT services and sales commissions for branch-based products, are excluded above.

Estimated life assurance ratios
	_______________________ As at 31 December 2003			_______________________ As at 31 December 2002 (1)
	ANL % ________	SMA % ________	SP % ________	ANL % ________	SMA % ________	SP % ________
Free asset ratio	5.0	2.2	4.8	6.7	1.7	0.2
Solvency ratio	204	164	231	240	148	106

(1) The solvency ratios for 2002 have been updated for the final figures included in the returns to the Financial Services Authority.

Abbey manages its capital requirements on a consolidated basis. The ratios have been calculated according to the Financial Services Authority (FSA) guidelines in force at that time.

With respect to Abbey National Life, the decrease is due to dividends paid and the capital strain of new business written being partly offset by the positive benefits of market movements and changes to the reserving basis. The improvement in Scottish Mutual is due to the negative impact of new business (including Scottish Provident branded protection business written in Scottish Mutual on a legal entity basis), a reduction in the implicit item as granted by the FSA for solvency purposes from £250 million to £125 million, being offset by the positive impact of market movements and changes to the reserving basis.

The improvement in Scottish Provident is due to the benefit of capital injections, market movements and adjustments to the reserving basis. The reserving basis is currently being finalised and may affect the final ratio submitted to the FSA.

5: STATUTORY FINANCIAL INFORMATION

5.1: Consolidated profit and loss account
	___________ 31 December 2003 £ m ___________	___________ 31 December 2002 Restated £ m ___________	___________ 31 December 2001 £ m ___________
Interest receivable	6,222	8,128	10,241
Interest payable	(4,074) ___________	(5,439) ___________	(7,549) ___________
Net interest income	2,148	2,689	2,692
Dividend income	1	1	3
Fees and commissions receivable	767	786	806
Fees and commissions payable	(248)	(275)	(275)
Dealing profits	131	100	176
Income from long-term assurance business (smoothed)	176	321	345
Embedded value rebasing and other adjustments	(378) ___________	(632) ___________	(443) ___________
Income from long-term assurance business	(202)	(311)	(98)
Other operating income / (expenses)	(165) ___________	510 ___________	707 ___________
Total operating income - continuing operations	2,791	3,189	3,564
Total operating income - discontinued operations	(359) ___________	311 ___________	447 ___________
Total operating income	2,432	3,500	4,011
Administrative expenses	(2,014)	(1,852)	(1,709)
Depreciation of fixed assets (excl. operating lease assets)	(112)	(103)	(111)
Depreciation and impairment on operating lease assets	(251)	(280)	(256)
Amortisation and impairment of goodwill	(38) ___________	(1,202) ___________	(36) ___________
Depreciation, amortisation and impairment	(401)	(1,585)	(403)
Provisions for bad and doubtful debts	(474)	(514)	(263)
Provisions for contingent liabilities and commitments	(104)	(50)	9
Amounts written off fixed asset investments	(193) ___________	(511) ___________	(256) ___________
Provisions and amounts written off fixed asset investments	(771) ___________	(1,075) ___________	(510) ___________
Operating (loss) / profit	(754)	(1,012)	1,389
Income from associated undertakings	12	17	14
Profit on disposal of Group undertakings	89	48	67
Loss on the sale or termination of an operation	(33)	-	-
Continuing operations	(183)	(338)	1,408
Discontinued operations	(503) ___________	(609) ___________	62 ___________
(Loss) / profit on ordinary activities before tax	(686)	(947)	1,470
Tax on (loss) / profit on ordinary activities	42 ___________	(152) ___________	(464) ___________
(Loss) / profit on ordinary activities after tax	(644)	(1,099)	1,006
Minority interests - non equity	(55) ___________	(62) ___________	(59) ___________
(Loss) / profit attributable to shareholders	(699)	(1,161)	947
Transfer (to) / from non-distributable reserve	(200)	263	161
Preference dividends	(60)	(62)	(42)
Ordinary dividends	(364)	(362)	(720)
Retained (loss) / profit for the period	___________ (1,323) ___________	___________ (1,322) ___________	___________ 346 ___________
Profit on ordinary activities before tax includes for acquired operations	- ___________	4 ___________	25 ___________
(Loss) / earnings per ordinary share - basic	(52.4)p	(84.8)p	63.2p
(Loss) / earnings per ordinary share - diluted	(52.4)p	(84.3)p	62.8p
Dividends per ordinary share	25.00p ___________	25.00p ___________	50.00p ___________

5.2: Consolidated balance sheet
	___________ 31 December 2003 £ m ___________	___________ 31 December 2002 Restated £ m ___________
Assets
Cash and balances at central banks	439	396
Treasury bills and other eligible bills	1,631	1,483
Loans and advances to banks	7,155	6,601
Loans and advances to customers not subject to securitisation	84,488	81,427
Loans and advances to customers subject to securitisation	23,833	24,156
Less: Non-recourse finance	(14,482) ___________	(15,160) ___________
Loans and advances to customers	93,839	90,423
Net investment in finance leases	2,573	3,447
Debt securities	30,328	59,807
Equity shares and other similar interests	1,633	963
Long-term assurance business	2,272	2,316
Interests in associated undertakings	39	51
Intangible fixed assets	341	376
Tangible fixed assets excluding operating lease assets	268	371
Operating lease assets	2,529	2,573
Other assets	4,162	5,085
Prepayments and accrued income	1,230	1,891
Assets of long-term assurance funds	28,336	29,411
Total assets	___________ 176,775 ___________	___________ 205,194 ___________
Liabilities
Deposits by banks	22,125	24,174
Customer accounts	74,401	76,766
Debt securities in issue	24,834	48,079
Dividend proposed	245	113
Other liabilities	11,452	9,125
Accruals and deferred income	1,582	2,218
Provisions for liabilities and charges	836	1,028
Subordinated liabilities including convertible debt	6,337	6,532
Other long-term capital instruments	742	771
Liabilities of long-term assurance funds	28,336	29,411
Minority interests - non-equity	554	627
	___________ 171,444 ___________	___________ 198,844 ___________
Called up share capital - ordinary shares	146	146
Called up share capital - preference shares	325	325
Share premium account	2,059	2,155
Reserves	274	74
Profit and loss account	2,527	3,650
Total liabilities	___________ 176,775 ___________	___________ 205,194 ___________

The £23.8 billion loans and advances subject to securitisation represent residential mortgage assets that have been transferred directly to standalone securitisation vehicles or to a master trust for the purposes of issuing mortgage-backed securities. The £14.4 billion non-returnable finance on securitised advances relates to mortgage assets that have been securitised. The balance mainly represents residential mortgage asset in the master trust against which mortgage-backed securities have not been issued.

5.3: Consolidated cash flow statement
	____________ 31 December 2003 £ m ____________	____________ 31 December 2002 £ m ____________	____________ 31 December 2001 £ m ____________
Net cash (outflow) / inflow from operating activities	(32,678)	(10,952)	1,740
Returns on investments and servicing of finance:
- Interest paid on subordinated liabilities	(262)	(337)	(323)
- Preference dividends paid	(55)	(63)	(42)
- Payments to non-equity minority interests	(55) ____________	(62) ____________	(59) ____________
Net cash outflow from returns on investments and servicing of finance	(372)	(462)	(424)
Taxation:
- UK corporation tax paid	(93)	(481)	(438)
- Overseas tax paid	(6)	(15)	(8)
Total taxation paid	____________ (99)	____________ (496)	____________ (446)
Capital expenditure and financial investment:
- Purchases of investment securities	(3,895)	(16,636)	(17,781)
- Sales of investment securities	26,462	12,926	3,282
- Redemptions and maturities of investment securities	3,175	14,977	13,993
- Purchases of tangible fixed assets	(532)	(909)	(1,001)
- Sales of tangible fixed assets	194	79	197
- Transfers (to) / from life assurance funds	(215) ____________	(882) ____________	43 ____________
Net cash inflow / (outflow) from capital expenditure and financial investment	25,189	9,555	(1,267)
Acquisitions and disposals	8,803	(536)	(371)
Equity dividends paid	(216)	(648)	(570)
Net cash inflow / (outflow) before financing	____________ 627	____________ (3,539)	____________ (1,338)
Financing:
- Issue of ordinary share capital	2	17	27
- Issue of preference share capital	-	-	298
- Issue of loan capital	-	392	686
- Issue of other long-term capital instruments	-	485	297
- Issue of preferred securities and minority interests	-	15	-
- Redemption of preference share capital	(124)	-	-
- Redemption of preferred securities	(15)	-	-
- Repayments of loan capital	(56)	(222)	-
Net cash (outflow) / inflow from financing	____________ (193)	____________ 687	____________ 1,308
Increase / (decrease) in cash	____________ 434 ____________	____________ (2,852) ____________	____________ (30) ____________

The net cash outflow from operating activities of £32,678 million is driven by a reduction in debt securities in issue (predominantly certificates of deposit and commercial paper) of circa £22 billion, and an increase in residential loans of £11 billion. These changes have been funded by debt security sales and disposal proceeds from businesses.

5.4: Consolidated statement of total recognised gains and losses
	___________ 31 December 2003 £ m ___________	___________ 31 December 2002 £ m ___________	___________ 31 December 2001 £ m ___________
(Loss) / profit attributable to the shareholders	(699)	(1,161)	947
Translation differences on foreign currency net investment	(1)	(2)	-
Total recognised (losses) / gains relating to the period	___________ (700)	___________ (1,163) ___________	___________ 947 ___________
Prior period adjustments	37
Total losses recognised since the prior year	___________ (663) ___________

5.5: Reconciliation of movement in shareholders' funds
	___________ 31 December 2003 £ m ___________	___________ 31 December 2002 £ m ___________
Shareholders' funds as at beginning of the year	6,350	7,478
Loss retained for the period	(1,123)	(1,585)
Increases in share capital including share premium	20	109
Capitalised reserves on exercise of share options	-	(7)
Purchase of own shares	-	(36)
Goodwill written off	5	373
Goodwill written back on disposal	190	13
Redemptions of Preference Share Capital including premium	(116)	-
Other movements	5	5
Shareholders' funds as at the end of the period	___________ 5,331 ___________	___________ 6,350 ___________

5.6: Group average balance sheet
	______________________ Year to 31 December 2003		______________________ Year to 31 December 2002
	Average balance £bn _________	Average rate % _________	Average balance £bn _________	Average Rate % _________
Group
Interest earning assets	147.7		179.0
Securitisation gross up	15.5 _________	_________	12.9 _________	_________
Interest earning assets	163.2	4.20	191.9	4.53
Interest bearing liabilities	142.0		170.4
Securitisation gross up	15.5 _________	- _________	12.9 _________	- _________
Interest bearing liabilities	157.5	2.98	183.3	3.28

Shareholders' funds	6.3	-	6.8	-
Other net non-interest bearing (assets) / liabilities	(0.6) _________	- _________	1.8 _________	- _________

5.7: Taxation

The factors affecting the charge for taxation for the year are:
	___________ 31 December 2003 £ m ___________	___________ 31 December 2002 £ m ___________	___________ 31 December 2001 £ m ___________
Taxation at UK corporation tax rate of 30% (2002: 30%)	(206)	(284)	441
Effect of non-allowable provisions and other non-equalised items	218	38	8
Impairment and amortisation of goodwill	11	360	10
Capital allowances for the period in excess of depreciation	(61)	42	(47)
Provisions and short-term timing differences	98	74	2
Effect of non-UK profits and losses	6	36	(1)
Adjustment to prior year tax provisions	(112)	(31)	-
Effect of loss utilisation	-	(1)	(2)
Deferred tax: Timing difference, origination and reversal	4	(82)	53
Total taxation	___________ (42) ___________	___________ 152 ___________	___________ 464 ___________
Effective rate (1)	6.1%	(16.1)%	31.6%

(1) The effective tax rate is obtained by dividing taxes by (loss) / profit before taxes.

Reconciliation of effective tax rate for the year ended 31 December 2003

A reconciliation of the total taxation charge for PFS and PBU follows:
	_________________ 31 December 2003
	PFS £ m ______	PBU £ m ______	Abbey £ m ______
Profit / (loss) before tax	235	(921)	(686)
Tax adjustments:
- Life assurance provisions	453	-	453
- Provision for asset write-downs in Private Equity portfolio	-	138	138
- Provision for impairment of operating leases	-	64	64
- Depreciation on revalued asset	-	78	78
- Goodwill amortisation	28	10	38
- Overseas losses for which no tax relief recognised	-	35	35
- Minority interests	(55)	-	(55)
- Other tax adjustments	29	14	32
Taxable profit / (loss)	______ 690 ______	______ (593) ______	______ 97 ______
Taxation @ 30%	207	(178)	29
Prior year adjustments	(52)	(19)	(71)
Total taxation	______ 155 ______	______ (197) ______	______ (42) ______
Effective tax rate	66.0% ______	21.4% ______	6.1% ______

In relation to the two tables above:

The benefit in 2003 from prior year adjustments reflects both the agreement of prior year positions with the Tax Authorities and the utilisation of capital losses for which no benefit had previously been recognised.

The 2003 charge for goodwill is significantly lower than in 2002 when goodwill impairments of over £1 billion were made. Provisions for the impairment of aircraft leases in 2003 of £64 million are also excluded.

The 2003 effective tax rate has been adversely impacted by the provisions in the life assurance businesses of £373 million relating to the pending introduction of new FSA regulations and £80 million charged at the Interims in respect of tax law changes affecting the structure of the Scottish Provident acquisition.

Provisions for asset write-downs of £138 million have been made in respect of the Private Equity portfolio.

APPENDIX 1: PERSONAL FINANCIAL SERVICES (PFS) P&L ANALYSIS

Total Personal Financial Services
	___________ 31 December 2003 £ m ___________	___________ 31 December 2002 £ m ___________	___________ 31 December 2001 £ m ___________
Net interest income	1,795	1,843	1,819
Non-interest income	994	1,170	1,441
Less: Depreciation on operating lease assets	-	(23)	(97)
Total trading income	___________ 2,789	___________ 2,990	___________ 3,163
Operating expenses	(1,577)	(1,577)	(1,481)
Provisions for bad and doubtful debts	(130)	(150)	(149)
Provisions for contingent liabilities and commitments	(61)	(46)	9
Amounts written off fixed asset investments	-	2	(24)
Trading profit before tax	___________ 1,021 ___________	___________ 1,219 ___________	___________ 1,518 ___________
Adjust for:
- Embedded value charges and rebasing	(443)	(553)	(407)
- Re-organisation expenses	(315)	(34)	-
- Goodwill charges	(28)	(811)	(36)
Profit / (loss) before tax	___________ 235 ___________	___________ (179) ___________	___________ 1,075 ___________
Trading profit / (loss) by business:
Banking and Savings	876	962	980
Investment and Protection	239	372	368
General Insurance	73	92	88
Treasury Services	140	148	187
Group Infrastructure	(307)	(355)	(105)
Trading profit before tax	___________ 1,021 ___________	___________ 1,219 ___________	___________ 1,518 ___________
Trading cost: income ratio	56.5% ___________	52.7% ___________	46.8% ___________

Banking and Savings
31 December 2003	__________ Abbey retail £ m __________	__________ cahoot £ m __________	__________ Cater Allen & Offshore £ m __________	__________ Total £ m __________
Net interest income	1,599	45	76	1,720
Non-interest income	410	12	5	427
Total trading income	__________ 2,009	__________ 57	__________ 81	__________ 2,147
Trading expenses	(1,041)	(43)	(48)	(1,132)
Provisions for bad and doubtful debts	(101)	(29)	-	(130)
Provisions for contingent liabilities and commitments	(9)	-	-	(9)
Trading profit / (loss) before tax	__________ 858	__________ (15)	__________ 33	__________ 876
Adjust for:
- Re-organisation expenses (1)	(157)	-	(12)	(169)
Profit / (loss) before tax	__________ 701 __________	__________ (15) __________	__________ 21 __________	__________ 707 __________
31 December 2002	__________ Abbey retail £ m __________	__________ cahoot £ m __________	__________ Cater Allen & Offshore £ m __________	__________ Total £ m __________
Net interest income	1,661	26	112	1,799
Non-interest income	444	4	6	454
Depreciation on operating lease assets	(23)	-	-	(23)
Total trading income	__________ 2,082	__________ 30	__________ 118	__________ 2,230
Trading expenses	(1,002)	(43)	(63)	(1,108)
Provisions for bad and doubtful debts	(139)	(12)	-	(151)
Provisions for contingent liabilities and commitments	(11)	-	-	(11)
Amounts written off fixed asset investments	-	-	2	2
Trading profit / (loss) before tax	__________ 930	__________ (25)	__________ 57	__________ 962
Adjust for:
- Re-organisation expenses (1)	(16)	-	(7)	(23)
Profit / (loss) before tax	__________ 914 __________	__________ (25) __________	__________ 50 __________	__________ 939 __________
31 December 2001	__________ Abbey retail £ m __________	__________ cahoot £ m __________	__________ Cater Allen & Offshore £ m __________	__________ Total £ m __________
Net interest income	1,579	(6)	107	1,680
Non-interest income	614	-	6	620
Depreciation on operating lease assets	(97)	-	-	(97)
Total trading income	__________ 2,096	__________ (6)	__________ 113	__________ 2,203
Trading expenses	(964)	(50)	(55)	(1,069)
Provisions for bad and doubtful debts	(142)	(7)	-	(149)
Provisions for contingent liabilities and commitments	(5)	-	-	(5)
Profit / (loss) before tax	__________ 985 __________	__________ (63) __________	__________ 58 __________	__________ 980 __________

(1) Re-organisation expenses of £157 million (2002: £16 million) in Abbey retail comprise £147 million (2002: £16 million) of operating expenses, and £10 million of amounts written off fixed asset investments. Of the £12 million (2002: £7 million) of re-organisation costs in Cater Allen and Offshore, £7 million (2002: £7 million) are operating expenses, with the balance being provisions for contingent liabilities and commitments.

Investment and Protection
31 December 2003	________ Scottish Mutual (SMA) £ m ________	________ Scottish Provident (SP) £ m ________	________ Abbey National Life (ANL) £ m ________	________ Other £ m ________	________ Total £ m ________
Net interest income	26	51	6	-	83
Non-interest income	33 ________	63 ________	83 ________	35 ________	214 ________
Total trading income	59	114	89	35	297
Trading expenses	(9)	(1)	(10)	(38)	(58)
Provisions for contingent liabilities and commitments	- ________	- ________	- ________	- ________	- ________
Trading profit / (loss) before tax	50	113	79	(3)	239
Adjust for:
- Embedded value charges and rebasing (1)	(207)	(262)	26	-	(443)
- Re-organisation expenses (2)	(8)	(8)	-	-	(16)
(Loss) / profit before tax	________ (165) ________	________ (157) ________	________ 105 ________	________ (3) ________	________ (220) ________
31 December 2002	________ SMA £ m ________	________ SP £ m ________	________ ANL £ m ________	________ Other £ m ________	________ Total £ m ________
Net interest income	25	55	8	2	90
Non-interest income	104 ________	(6) ________	208 ________	29 ________	335 ________
Total trading income	129	49	216	31	425
Trading expenses	(3)	(1)	(11)	(38)	(53)
Provisions for contingent liabilities and commitments	- ________	- ________	- ________	- ________	- ________
Trading profit / (loss) before tax	126	48	205	(7)	372
Adjust for:
- Embedded value charges and rebasing (1)	(481)	(40)	(32)	-	(553)
(Loss) / profit before tax	________ (355) ________	________ 8 ________	________ 173 ________	________ (7) ________	________ (181) ________
31 December 2001	________ SMA £ m ________	________ SP £ m ________	________ ANL £ m ________	________ Other £ m ________	________ Total £ m ________
Net interest income	13	27	11	3	54
Non-interest income	134 ________	1 ________	204 ________	24 ________	363 ________
Total trading income	147	28	215	27	417
Trading expenses	(4)	-	(10)	(32)	(46)
Provisions for contingent liabilities and commitments	- ________	- ________	(3) ________	- ________	(3) ________
Trading profit / (loss) before tax	143	28	202	(5)	368
Adjust for:
- Embedded value charges and rebasing (1)	(319)	(54)	(34)	-	(407)
(Loss) / profit before tax	________ (176) ________	________ (26) ________	________ 168 ________	________ (5) ________	________ (39) ________

(1) Embedded value charges and rebasing of £443 million (2002: £553 million; 2001: £407 million) are reported on a statutory basis as part of non-interest income, except for £80 million in 2003 reported as provisions for bad and doubtful debts.

(2) Re-organisation expenses of £16 million are reported as part of non-interest income for statutory purposes.

General Insurance
	________________ 31 December 2003 £ m ________________	________________ 31 December 2002 £ m ________________	________________ 31 December 2001 £ m ________________
Net interest income	(5)	(3)	(4)
Non-interest income	126	149	134
Total trading income	________________ 121	________________ 146	________________ 130
Trading expenses	(48)	(54)	(42)
Trading profit before tax	________________ 73 ________________	________________ 92 ________________	________________ 88 ________________
Adjust for:
- Re-organisation expenses (1)	(41)	-	-
Profit before tax	________________ 32 ________________	________________ 92 ________________	________________ 88 ________________

(1) Re-organisation expenses of £41 million in 2003 are operating expenses for statutory reporting purposes.

Treasury Services
	________________ 31 December 2003 £ m ________________	________________ 31 December 2002 £ m ________________	________________ 31 December 2001 £ m ________________
Net interest income	112	132	132
Non-interest income	137	126	177
Total trading income	________________ 249	________________ 258	________________ 309
Trading expenses	(109)	(110)	(98)
Amounts written off fixed asset investments	- ________________	- ________________	(24) ________________
Trading profit before tax	140	148	187
Adjust for:
- Re-organisation expenses (1)	(19)	-	-
Profit before tax	________________ 121 ________________	________________ 148 ________________	________________ 187 ________________

(1) Re-organisation expenses of £19 million in 2003 are operating expenses for statutory purposes.

Group Infrastructure
	________________ 31 December 2003 £ m ________________	________________ 31 December 2002 £ m ________________	________________ 31 December 2001 £ m ________________
Net interest income	(115)	(175)	(43)
Non-interest income	90	106	147
Total trading income	________________ (25)	________________ (69)	________________ 104
Trading expenses	(230)	(252)	(226)
Provisions for bad and doubtful debts	-	1	-
Provisions for contingent liabilities & commitments	(52)	(35)	17
Trading loss before tax	________________ (307)	________________ (355)	________________ (105)
Adjust for:
- Re-organisation expenses (1)	(70)	(11)	-
- Goodwill charges (2)	(28)	(811)	(36)
Loss before tax	________________ (405) ________________	________________ (1,177) ________________	________________ (141) ________________

(1) Re-organisation expenses of £70 million (2002: £11 million) comprise £50 million (2002: £11 million) of operating expenses and £20 million of provisions for contingent liabilities and commitments.

(2) Goodwill charges of £28 million (2002: £811 million; 2001: £36 million) are operating expenses for statutory purposes.

APPENDIX 2: PORTFOLIO BUSINESS UNIT (PBU) P&L ANALYSIS
31 December 2003	__________ Wholesale Banking £ m __________	__________ First National £ m __________	__________ Other PBU £ m __________	__________ Total £ m __________
Net interest income	22	245	86	353
Non-interest income	(247)	(69)	(15)	(331)
Total income	__________ (225)	__________ 176	__________ 71	__________ 22
Administrative expenses	(101)	(110)	(83)	(294)
Depreciation on operating lease assets	(250)	(1)	-	(251)
Provisions for bad and doubtful debts	(154)	(99)	(11)	(264)
Provisions for contingent liabilities and commitments	(2)	-	(17)	(19)
Amounts written off fixed asset investments	(183)	-	-	(183)
Operating (loss) / profit	__________ (915)	__________ (34)	__________ (40)	__________ (989)
Income from associated undertakings	-	12	-	12
Profit on disposal of Group undertakings	50	(1)	40	89
Loss on the sale or termination of an operation	(6)	(27)	-	(33)
(Loss) / profit on ordinary activities before tax	__________ (871) __________	__________ (50) __________	__________ - __________	__________ (921) __________
31 December 2002	__________ Wholesale Banking £ m __________	__________ First National £ m __________	__________ Other PBU £ m __________	__________ Total £ m __________
Net interest income	327	464	55	846
Non-interest income	332	(67)	(71)	194
Total operating income	__________ 659	__________ 397	__________ (16)	__________ 1,040
Administrative expenses	(123)	(546)	(66)	(735)
Depreciation on operating lease assets	(252)	(5)	-	(257)
Provisions for bad and doubtful debts	(247)	(115)	(2)	(364)
Provisions for contingent liabilities and commitments	-	(4)	-	(4)
Amounts written off fixed asset investments	(513)	-	-	(513)
Operating (loss)	__________ (476)	__________ (273)	__________ (84)	__________ (833)
Income from associated undertakings	-	17	-	17
Profit on disposal of Group undertakings	46	2	-	48
Loss on ordinary activities before tax	__________ (430) __________	__________ (254) __________	__________ (84) __________	__________ (768) __________
31 December 2001	__________ Wholesale Banking £ m __________	__________ First National £ m __________	__________ Other PBU £ m __________	__________ Total £ m __________
Net interest income	376	461	36	873
Non-interest income	411	(47)	(14)	350
Total operating income	__________ 787	__________ 414	__________ 22	__________ 1,223
Administrative expenses	(88)	(214)	(37)	(339)
Depreciation on operating lease assets	(152)	(7)	-	(159)
Provisions for bad and doubtful debts	-	(113)	(1)	(114)
Provisions for contingent liabilities and commitments	-	-	-	-
Amounts written off fixed asset investments	(232)	-	-	(232)
Operating profit / (loss)	__________ 315	__________ 80	__________ (16)	__________ 379
Income from associated undertakings	-	14	-	14
Profit on disposal of Group undertakings	2	-	-	2
Profit / (loss) on ordinary activities before tax	__________ 317 __________	__________ 94 __________	__________ (16) __________	__________ 395 __________

APPENDIX 3: PENSION FUND
	______ 2003 £ m ______	______ 2002 £ m ______	______ 2001 £ m ______
Regular cost	75	85	73
Amortisation of surpluses arising on pension schemes	-	(3)	(9)
Amortisation of deficits arising on pension schemes	45	16	8
Amortisation of surplus arising from fair value adjustment on acquisition of National & Provincial	2	2	2
P&L charge in respect of defined benefit schemes	______ 122	______ 100	______ 74
Add: P&L charge in respect of other schemes (1)	6	1	1
Total pension charges (2)	______ 128	______ 101	______ 75
Less: Portfolio Business Unit (PBU) charges	(7)	(20)	(16)
PFS charges	______ 121 ______	______ 81 ______	______ 59 ______

(1) Comprises defined contribution pension schemes.

(2) Excludes £12 million of pension charges relating to the Life Assurance businesses reported in non-interest income under embedded value accounting (2002 £11 million; 2001 £9 million).

The following comments refer to the pension cost for the combined PFS and PBU businesses.

The main Abbey defined benefit scheme was closed to new members in March 2002 and replaced with a defined contribution scheme. The decrease in the regular cost to £75 million (2002: £85 million) as employees leave the defined benefit scheme is partially offset by salary inflation and increased costs in respect of other schemes.

The annual review of Abbey's pension schemes in March 2003 indicated a pre-tax deficit of £604 million compared to £127 million the previous year, leading to a £29 million increase in the amortisation charge to £45 million (2002: £16 million). The estimated December 2003 deficit of £528 million reflects changes to the discount rate and other assumptions offsetting the impact of equity market growth and implies a 2004 P&L charge of approximately £125 million for PFS and PBU combined, compared to £122 million in 2003.

The increased charge to £6 million (2002: £1 million) in relation to other schemes results from increased membership of defined contribution pension schemes.

FRS 17 disclosure
	___________ 31 December 2003 £ m ___________	___________ 31 December 2002 £ m ___________
Total market value of assets	2,205	1,880
Present value of scheme liabilities	(3,306)	(2,722)
FRS 17 scheme deficit	___________ (1,101)	___________ (842)
Related deferred tax asset	330	253
Net FRS 17 scheme deficit	___________ (771) ___________	___________ (589) ___________

The table above and the following comments reflect the position of Abbey's defined benefit schemes in totality.

As at 31 December 2003, the estimated scheme deficit under FRS17 was £771 million post-tax (2002: £589 million). The differences between FRS17 and SSAP24 valuations arise as FRS17 requires assets to be held at market value and is more prescriptive in the assumptions to be used in assessing liabilities.

Asset growth of £325 million in 2003 was primarily driven by investment returns in the year, with contributions to the fund largely offset by benefits paid out.

Liabilities are determined by projecting forward the growth in current accrued pension benefits to reflect inflation and salary growth to the date of pension payment, discounted to present value. The 0.3% increase in the 2003 inflation assumption to 2.7% is estimated to have increased liabilities by £190 million. The discount rate under FSR17 is based on the long term AA Corporate Bond return that fell 0.25% to 5.5% in 2003 and is estimated to have added a further £160 million to the deficit. In total, these changes result in a net discount rate movement of 0.55%, increasing the liability by circa £350 million. Additionally, the inclusion of a further year's service cost for current scheme members and the unwind of the discount contributed to the total liability movement of £584 million to £3,306 million (2002: £2,722 million).

Therefore, asset growth of £325 million combined with liability growth of £584 million resulted in an increased deficit of £259 million.

For 2004 the sensitivity to the equity market, is estimated at £110 million for every 10% movement in the market, assuming an average market return on the 50% of the £2.2 billion pension fund asset that is invested in equities. Similarly, a 10 basis point movement in the net discount rate is estimated to have a £65 million impact on liabilities. Under FRS17, the P&L charge for the year would be determined by the assumptions below and the actual service accrued by scheme members.
	____________ 31 December 2003 ____________	____________ 31 December 2002 ____________
Discount rate for scheme liabilities	5.50%	5.75%
Pension and deferred pension increases	2.70%	2.40%
General salary increase	4.20%	3.90%
General price inflation	2.70%	2.40%
Expected rate of return on equities	7.25%	8.00%
Expected rate of return on bonds	5.50%	5.75%
Expected rate of return on gilts	4.75%	4.50%
Expected return on cash	3.60%	4.50%
	____________	____________

APPENDIX 4: ADDITIONAL TOTAL LIFE ASSURANCE DISCLOSURES

PFS - detailed new business premiums
	_________________ 31 December 2003
	________ AN Life £ m ________	________ Scottish Mutual £ m ________	________ Scottish Provident £ m ________	________ Total £ m ________
Single
Pension	30	280	113	423
Life and investments:
- ISA and unit trusts	714	3	-	717
- Life and other bonds	20	170	-	190
- With profits (1)	-	2	-	2
	________ 764	________ 455	________ 113	________ 1,332
Annual
Pension	15	24	2	41
Life and investments:
- ISA and unit trusts	9	-	-	9
- Life and other bonds	1	-	-	1
- Term assurance and protection	28	15	82	125
	________ 53	________ 39	________ 84	________ 176
Total new business premiums	________ 817 ________	________ 494 ________	________ 197 ________	________ 1,508 ________
Annualised equivalent (2)	________ 129 ________	________ 85 ________	________ 95 ________	________ 309 ________
New business margin (3)	________ 46% ________	________ 7% ________	________ 22% ________	________ 21% ________
	_________________ 31 December 2002
	________ AN Life £ m ________	________ Scottish Mutual £ m ________	________ Scottish Provident £ m ________	________ Total £ m ________
Single
Pension	29	623	150	802
Life and investments:
- ISA and unit trusts	1,031	50	-	1,081
- Life and other bonds	111	124	-	235
- With profits (1)	101	96	-	197
	________ 1,272	________ 893	________ 150	________ 2,315
Annual
Pension	18	42	4	64
Life and investments:
- ISA and unit trusts	19	-	-	19
- Life and other bonds	5	2	-	7
- Term assurance and protection	27	15	70	112
	________ 69	________ 59	________ 74	________ 202
Total new business premiums	________ 1,341 ________	________ 952 ________	________ 224 ________	________ 2,517 ________
Annualised equivalent (2)	________ 196 ________	________ 149 ________	________ 89 ________	________ 434 ________
New business margin (3)	________ 41% ________	________ 5% ________	________ 22% ________	________ 19% ________

(1) Excludes sales of Prudential Bonds where only commissions are earned, which totalled £54 million (2002: £11 million).

(2) Calculated as 10% of single premium new business premiums, plus annual new business premiums.

(3) New business margin is calculated as new business contribution to embedded value, divided by related annualised equivalent premiums for Life contracts.

Total PFS life assurance new business premiums of £1.5 billion were 40% lower than 2002 of £2.5 billion, reflecting the withdrawal from the with-profit bond market and a general decline in demand due to investor nervousness about stock market conditions. The impact on our new business flows has been more marked as a result of our previous dependence on with-profits.

In addition, in the second half of the year our branch-based advisor sales force has been substantially restructured, with extensive retraining of this sales force including training relating to multi-manager. Our sales force to the IFA market has also been substantially restructured behind new offerings, with both programmes well advanced.

The combination of the sales force restructuring and the need to bring new products on line has also contributed to the year on year decline.

A more detailed analysis of the movement includes:

Abbey National Life new business totalled £817 million (2002: £1,341 million), down 39%, impacted by a large fall in life and investment products. This was driven by falls in single premium structured ISA sales and investment bonds, in addition to the exit from the with-profit bond market. Sales of the new multi-manager contract have been encouraging.

New business premiums in Scottish Mutual of £494 million were 48% lower than 2002, predominantly due to reduced sales of single premium pension products, especially Flexible Trustee Investment Products and Personal pensions. Single premium life sales suffered from the withdrawal from the with-profits market, offset by strong sales of the Flexible Investment bond.

Scottish Provident new business fell 12% to £197 million (2002: £224 million) impacted by reduced sales of single premium pension products. The majority of pension sales in 2002 were in respect of proceeds from demutualisation compensation payments reinvested in policy benefits. Protection new business increased by 17% to £82 million (2002: £70 million).

Modified statutory solvency basis
	___________ 31 December 2003 £ m ___________	___________ 31 December 2002 £ m ___________	___________ 31 December 2001 £ m ___________
Summarised profit and loss account
Earned premiums (net of reinsurance)	1,777	3,026	3,776
Net investment returns	1,092	1,115	1,015
Unrealised gains on investments	1,098	-	1
Other income and charges	66	16	7,871
Total income	___________ 4,033	___________ 4,157	___________ 12,663
Claims paid (net of reinsurance)	(2,956)	(2,646)	(1,990)
Changes in technical provisions	707	461	(9,042)
Operating expenses	(394)	(433)	(375)
Investment expenses and charges	(660)	(951)	(335)
Unrealised gains / (losses) on investments	94	(2,319)	(1,494)
Other technical charges net of reinsurance	(110)	(61)	(48)
Tax attributable to the long-term business fund	31	29	195
Transfer to the fund for future appropriations	(227)	879	401
Total expenditure	___________ (3,515)	___________ (5,041)	___________ (12,688)
Balance on the technical account - long-term business	518	(884)	(25)
Tax credit attributable to balance on the technical account - long-term business	(85)	(49)	9
Income in the shareholder's funds	64	91	72
Expenses in the shareholder's funds	(22)	(29)	(23)
Goodwill amortisation and impairment	(14)	(588)	(18)
Operating profit / (loss) on ordinary activities before tax	___________ 461	___________ (1,459)	___________ 15

Tax credit / (charge) on profit / (loss) on ordinary activities	69	29	(23)
Profit / (loss) for the financial year	___________ 530 ___________	___________ (1,430) ___________	___________ (8) ___________
Summarised balance sheet
Investments	19,570	19,990	21,022
Assets held to cover linked liabilities	7,041	6,628	7,962
Debtors and prepayments and other accrued income	3,464	3,814	2,842
Other assets	1,565	1,592	1,764
Total assets	___________ 31,640 ___________	___________ 32,024 ___________	___________ 33,590 ___________
Technical provisions	18,729	20,069	18,509
Technical provisions for linked liabilities	7,143	6,699	7,988
Fund for future appropriations	(769)	(995)	(116)
Subordinated liabilities	1,598	1,535	1,488
Other creditors	1,636	2,103	2,546
Shareholder's equity	3,303	2,613	3,175
Total liabilities	___________ 31,640 ___________	___________ 32,024 ___________	___________ 33,590 ___________

The above disclosures have been extracted from draft accounts prepared in compliance with the special provisions relating to insurance groups of Section 255A and Schedule 9A to the Companies Act 1985. The accounts are prepared in accordance with applicable UK accounting standards under the historical cost accounting rules modified to include the revaluation of investments. The accounts have also been prepared in accordance with the Statement of Recommended Practice on Accounting for Insurance Business issued by the Association of British Insurers in December 1998. This approach relates to the presentation in the insurance companies own accounts and is not considered appropriate in a bancassurers accounts.

On 1 August 2001 the long-term business of The Scottish Provident Institution was transferred to Scottish Provident Limited in accordance with Schedule 2c of the former Insurance Companies Act 1982. The value of assets and long-term business technical provisions transferred on that date are the main components of the "other income and charges" and "changes in technical provisions" in the 2001 Profit and Loss Account.

Reconciliation of embedded value to modified statutory solvency basis
	_____________________________ 12 months to 31 December 2003
	_________ AN Life £ m _________	_________ SMA £ m _________	_________ SP £ m _________	_________ Total £ m _________
Reconciliation of profit and loss
Income from long-term assurance business after the rebasing of embedded value	52	(189)	(122)	(259)
Net present value of future profits	12	25	8	45
Timing differences	14	697	3	714
Shareholder fund earnings	27	12	5	44
Goodwill	-	-	(14)	(14)
Modified statutory solvency profit / (loss) for the financial year after tax	_________ 105 _________	_________ 545 _________	_________ (120) _________	_________ 530 _________
	___________________________ 12 months to 31 December 2002
	_________ AN Life £ m _________	_________ SMA £ m _________	_________ SP £ m _________	_________ Total £ m _________
Reconciliation of profit and loss
Income from long-term assurance business after the re-basing of embedded value	69	(246)	(51)	(228)
Net present value of future profits	(21)	(153)	14	(160)
Timing differences	(24)	(493)	(2)	(519)
Shareholder fund earnings	43	14	8	65
Goodwill	-	-	(588)	(588)
Modified statutory solvency profit / (loss) for the financial year after tax	_________ 67 _________	_________ (878) _________	_________ (619) _________	_________ (1,430) _________

The above tables reconcile the embedded value earnings to the earnings in the individual Life companies statutory accounts produced in accordance with the Statement of Recommended Practice on Accounting in Insurance Business issued by the Association of British Insurers in December 1998.

The main differences between accounting methods are the inclusion of the discounted value of future profits in the embedded value based accounts and timing differences (including deferred acquisition costs) substantially due to the prudential treatment of policies with guarantees within the Modified Statutory Solvency Basis. In particular the statutory reserve for With-profits Bonds with guarantees on certain policy anniversaries must reflect the fact that all policies will reach the policy guarantee date and that they will also all exercise their option. The embedded value, however, adopts best estimate assumptions for persistency and can also allow for some future equity gains from the current levels of the market whereas the statutory liability does not.

Goodwill appears as a reconciling item between the two methods as it is held centrally in the Abbey National Group accounts. In addition, some goodwill also appears in the individual company accounts under the modified statutory solvency basis.

Principal assumptions used
	________ 2003% ________	________ 2002% ________	________ 2001% ________
Risk adjusted discount rate
Post-tax investment return:	7.50	8.5	8.5
Equities - pension business	7.25	7.0	7.0
Equities - life business	7.25	7.5	7.5
Property	6.75	7.5	7.5
Gilts	4.75	5.0	5.0
Corporate bonds	5.25	5.75	5.75
Inflation (indexation)	2.75	2.5	2.5
Inflation (expenses)	3.75	3.5	3.5
	________	________	________

Demographic assumptions in respect of mortality and morbidity have been derived from the relevant company's operating experience together with information gathered within the life assurance industry on likely future trends.

Product persistency and expense assumptions are derived from the experience of the relevant company. In the case of expenses the business operates an activity-based cost model to attribute costs between those relating to the acquisition of new business and those to support the administration of in-force business. The resulting assumptions are then used within the overall basis for calculating new business contribution and the value of in-force business.

Current tax rates and applicable legislation for the relevant territory applicable to each company are assumed to remain unchanged into the future except where changes in future tax rates have already been announced.

Current methods and bases for calculating statutory reserves are assumed to continue unaltered, as are bases used to calculate early surrender values.

The value of in-force business allows for future premiums receivable under regular premium business but does not include any non-contractual increments nor rebate premiums due from the Department of Social Security. Any such receipts will be included in the value of new business in a future year when such premiums are received.

Methodology

The shareholder's interest in the long-term business operations is represented by the embedded value. The embedded value is the total of the net assets of the long-term operations and the present value at risk discount rates (which incorporate a risk margin) of the projected releases to shareholder's arising from the business in-force. The releases to shareholder's are obtained by projecting forward the in-force business at the end of the period using the assumptions described above.

The embedded value profit over the year is then measured as the movement in the embedded value over the year, adjusted for any capital injections or dividends paid. Pre-tax profits are obtained by taking this net of tax movement and grossing up at the applicable rate of tax for the company concerned.

Alternative assumptions

The following table illustrates the sensitivity of the value of in-force business to changes in key economic assumptions:
	______________________ Value of in-force business
	____________ Gilt Yield £ m ____________	____________ Discount rate £ m ___________
Increase of one percentage point	(52.7)	(103.1)
Decrease of one percentage point	31.2	103.1
	____________	____________

The gilt yield sensitivities include changes to other assumptions such as the equity growth rate, the risk discount rate and valuation interest rates to ensure that the economic basis remains internally consistent. This will impact the size of the future releases to shareholder's as the projected cash flows will change, and also the present value of the releases.

The risk discount rate sensitivity involves a change to the risk discount rate in isolation. This will not affect the projected releases, only the present value of them.

Life assurance - new business by geography
	___________ 31 December 2003 £ m ___________	___________ 31 December 2002 £ m ___________	___________ 31 December 2001 £ m ___________
United Kingdom annualised equivalent	306	428	495
Non-United Kingdom annualised equivalent	36	111	120
	___________ 342 ___________	___________ 539 ___________	___________ 615 ___________

The International operations of the life businesses are largely closed to new business following their transfer into the Portfolio Business Unit.

FORWARD LOOKING STATEMENTS

This document contains certain "forward-looking statements" with respect to certain plans of Abbey National plc ("Abbey") and its current goals, plans, expectations and assumptions relating to its future financial condition, performance and results. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, which are beyond Abbey's control. These include, among other things, UK domestic and global economic and business conditions, market-related risks such as fluctuations in interest rates and exchange rates, the policies and actions of regulatory authorities, the impact of competition, inflation / deflation, the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries, as well as the impact of tax and other legislation and other regulations in the jurisdictions in which Abbey and its affiliates operate. As a result, Abbey's actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Abbey's forward-looking statements.

OTHER INFORMATION

  The financial information in this preliminary statement does not constitute statutory accounts as defined in s240 of the Companies Act 1985. The financial information for the full preceding year is based on the statutory accounts for the year ended 31 December 2002. The auditors have reported on those accounts; their report was unqualified and did not contain statements under s237(2) or (3) Companies Act 1985. Those accounts have been delivered to the Registrar of Companies.

  The financial information in this release is prepared on the basis of the accounting policies as stated in the previous year's financial statements.

  An annual report on form 20-F is expected to be filed with the Securities and Exchange Commission in the United States of America on 8 March 2004.

  The preliminary statement was approved by the board of directors of Abbey National plc on 25 February 2004.

  The ex-dividend date for Ordinary shares is 17 March 2004; the record date is 19 March 2004; the payment date is 4 May 2004; the scrip election date is 2 April 2004.

  The scrip price will be calculated utilising the average of the mid-market price of Abbey National plc shares over the period 17 - 19 March 2004. The scrip share price can be obtained from 21 March 2004 on Abbey's web site: www.abbey.com or by telephoning Abbey Shareholder Services on 0870 532 9430.

  The AGM will take place on 22 April 2004, with the 1st Quarter Trading Statement released the same day.

  The 2004 interim results announcement will be released on 29 July 2004.

  This report will also be available on the Abbey web site: www.abbey.com from 26 February 2004.

Jon Burgess

Head of Investor Relations

For further information contact: investor@abbey.com

Tel:    (020) 7756 4181
        (020) 7756 4184

Abbey National plc Registered Office: Abbey House, 2 Triton Square, Regent's Place, London NW1 3AN

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL plc

Date: February 26, 2004	By /s/ Jonathan Burgess
Jonathan Burgess Head of Investor Relations